Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

EARTHLINK, INC.

NEW EDGE MERGER CORPORATION,

and

NEW EDGE HOLDING COMPANY

Dated as of December 12, 2005

ARTICLE I

THE MERGER; CONVERSION OF SHARES
1.1	The Merger	1
1.2	Merger Consideration	1
1.3	Closing; Effective Time	1
1.4	Conversion of Shares	4
1.5	Treatment of Company Warrants	4
1.6	Cancellation of Company Options	4
1.7	Certificate of Incorporation; By-Laws	5
1.8	Directors and Officers of the Surviving Corporation	5
1.9	Dissenting Stockholders	6
1.10	Paying Agent	6
1.11	Adjustments to Merger Consideration	8
1.12	Taking of Necessary Action; Further Action	8
1.13	The Representative	8

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.1	Corporate Status, etc.	10
2.2	Capitalization	11
2.3	Conflicts, Consents	12
2.4	Financial Statements	13
2.5	Absence of Undisclosed Liabilities	13
2.6	Events Subsequent to Latest Financial Statements	13
2.7	Tax Matters	15
2.8	Litigation	16
2.9	Compliance with Laws; Permits	16
2.10	Employee Benefits	16
2.11	Labor Matters	18
2.12	Real Property; Personal Property	18
2.13	Intellectual Property	20
2.14	Contracts	21
2.15	Insurance	23
2.16	Environmental Matters	23
2.17	Accounts Receivable	24
2.18	Employees; Company Employment Agreements	24
2.19	Books and Records	25
2.20	Affiliate Transactions	25
2.21	Relationships With Related Persons	25
2.22	Brokers	25
2.23	Customer and Supplier Relations	25
2.24	Ethical Practices	26

i

2.25	Vote Required	26

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO

3.1	Corporate Status	26
3.2	Authorization, etc	26
3.3	Capitalization	27
3.4	No Conflicts; Consents	27
3.5	Litigation	27
3.6	Financial Ability to Perform	27
3.7	Brokers	28
3.8	Formation of MergerCo; No Prior Activities	28
3.9	Form S-4	28
3.10	SEC Filings; Financial Statements	28
3.11	Absence of Undisclosed Liabilities	29
3.12	Compliance with Laws	29
3.13	Parent Common Stock	29

ARTICLE IV

COVENANTS

4.1	Conduct of the Company and its Subsidiaries	30
4.2	Satisfaction of Closing Conditions	30
4.3	Access and Information	31
4.4	Contact with Customers, Suppliers, etc	31
4.5	Publicity	31
4.6	Employee Matters	32
4.7	Transfer Taxes	32
4.8	Indemnification of Directors and Officers	33
4.9	Notification	34
4.10	Negative Covenants	34
4.11	Director Resignations	36
4.12	Indebtedness of Related Persons	36
4.13	Form S-4.	36
4.14	Parent Conduct of Business	36
4.15	Market Listing	37
4.16	Tax Liabilities	37
4.17	Parent Representative	37
4.18	Affiliates	37

ARTICLE V

CONDITIONS TO CLOSING

5.1	Conditions to the Obligations of the Company, Parent and MergerCo	37
5.2	Conditions to the Obligation of Parent and MergerCo	38
5.3	Conditions to the Obligation of the Company	39

ARTICLE VI

INDEMNIFICATION

6.1	Survival of Representations, Warranties and Covenants	39
6.2	Indemnification	40
6.3	Third Party Claims	40
6.4	Escrow Account	41

ARTICLE VII

TERMINATION

7.1	Termination	42
7.2	Effect of Termination	43

ARTICLE VIII

DEFINITIONS AND INTERPRETATION

8.1	Definition of Certain Terms; Interpretation	43
8.2	Disclosure Letter	52

ARTICLE IX

GENERAL PROVISIONS

9.1	Expenses	53
9.2	Further Actions	53
9.3	Certain Limitations	53
9.4	Notices	53
9.5	Limited Disclosure	55
9.6	Binding Effect	55
9.7	Assignment; Successors; No Third-Party Rights	55
9.8	Legal Representation	55
9.9	Amendment; Waivers, etc	56
9.10	Entire Agreement	56
9.11	Severability	56
9.12	Headings	56
9.13	Counterparts	56

9.14	Governing Law	56
9.15	Specific Performance	56

EXHIBITS

Exhibit A                                               Form of Amended and Restated Certificate of Incorporation

Exhibit B                                                 Form of Amended and Restated By-Laws

v

AGREEMENT AND PLAN OF MERGER, dated as of December 12, 2005, among EarthLink, Inc., a Delaware corporation (“Parent”), New Edge Merger Corporation, a Delaware corporation (“MergerCo”), and New Edge Holding Company, a Delaware corporation (the “Company”).  Capitalized terms used herein are defined in Article VIII.

R E C I T A L S:

A.                                   The respective Boards of Directors of Parent, MergerCo and the Company have determined that it is advisable and in the best interests of their respective stockholders for MergerCo to merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation of such Merger, upon the terms and subject to the conditions set forth in this Agreement.

B.                                     On or prior to the date hereof, Parent, acting as the sole stockholder of MergerCo, has approved the Merger upon the terms and subject to the conditions set forth in this Agreement.

C.                                     Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and MergerCo to enter into this Agreement, certain Persons who are key employees of Company are agreeing to accept offers to remain employees of the Company immediately following the Effective Time and in connection therewith are executing employment/retention agreements.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CONVERSION OF SHARES

1.1                                 The Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, MergerCo shall be merged with and into the Company and the separate corporate existence of MergerCo shall cease.  After the Merger, the Company shall continue as the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware.  The Merger shall have the effect as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all the rights, privileges, immunities, powers and franchises of the Company and MergerCo shall vest in the Surviving Corporation and all restrictions, obligations, duties, debts and liabilities of the Company and MergerCo shall be the restrictions, obligations, duties, debts and liabilities of the Surviving Corporation.

1.2                                 Merger Consideration.  The consideration to be paid by Parent and MergerCo in respect of the Merger shall be equal to the sum of (i) $114,300,000 in cash (the “Cash Merger Consideration”) and (ii)  2,608,696 shares of Parent Common Stock (the “Stock Merger Consideration”), which shall be payable as provided in Sections 1.3(c) and 1.3(d).

1.3                                 Closing; Effective Time.

(a)                                  The closing of the Merger (the “Closing”) shall take place at, or be directed from, the offices of Hunton & Williams LLP, Bank of America Plaza, Suite 4100, 600 Peachtree Street, N.E., Atlanta, Georgia 30308, at 10:00 a.m., New York time, on the third Business Day following the satisfaction or waiver of the conditions set forth in Article V (other than conditions which, by their nature, are to be satisfied at the Closing, but subject to the waiver or satisfaction of those conditions), or at such other place, time and date as the parties may agree.  The “Closing Date” shall be the date upon which the Closing occurs.

(b)                                 On the Closing Date, MergerCo and the Company will cause the appropriate certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in such form and executed as provided in Section 251(c) of the DGCL.  The Merger will become effective at the time when the Certificate of Merger has been duly filed with the Delaware Secretary of State, or such later time as may be specified in the Certificate of Merger (the “Effective Time”).

(c)                                  Subject to the terms and conditions of this Agreement, at the Closing, Parent shall pay to the Company by wire transfer of immediately available funds a portion of the Cash Merger Consideration equal to the amount necessary to pay (based on the amounts set forth in a certificate delivered by the Company as provided in Section 1.3(e)) (i) all outstanding principal, interest and all other amounts due and payable at the Effective Time under, and to satisfy and discharge the obligations of the Company or New Edge Network, Inc. in respect of, the Credit Agreement and the Subordinated Loan Agreements (provided that such amount payable pursuant to this Section 1.3(c)(i) may be reduced by an amount equal to the cash and cash equivalents of the Company and its Subsidiaries immediately prior to the Closing, which cash and cash equivalents may be used by the Company and its Subsidiaries to repay its obligations with respect to the Investor Subordinated Loan Agreement or any Excess Debt) and (ii) the Company Transaction Expenses and, in each case, the Company promptly will take such steps as may be necessary to cause the satisfaction and discharge of all such obligations thereunder.  Subject to the terms and conditions of this Agreement, at the Closing, Parent shall deposit with the Escrow Agent the Escrow Shares; provided, however, (x) at any time prior to the Closing Date, each holder of Common Stock and each holder of Vested Company Options may elect, by providing written notice to the Escrow Agent with a copy of such notice to Parent, to be entitled to receive any dividends or other distributions payable in respect of such holder’s proportionate share of the Escrow Shares, and to have the Representative, on behalf of such holder of Common Stock or Vested Company Options, vote such holder’s proportionate share of the Escrow Shares; further provided, however, for U.S. federal income tax purposes, each holder of Common Stock or Vested Company Options who so elects shall be deemed to receive from Parent, at the Closing, that number of shares of Parent Common Stock equal to such holder’s proportionate share of the Escrow Shares, and such holder of Common Stock or Vested Company Options shall be deemed to deposit with the Escrow Agent such shares of Parent Common Stock.

(d)                                 Subject to the terms and conditions of this Agreement, at the Closing, Parent shall (i) deliver to the Paying Agent that number of shares of Parent Common Stock equal to the excess of the Stock Merger Consideration less the Escrow Shares and (ii) pay to the Paying Agent an amount in cash equal to the excess of (x) the Cash Merger Consideration over (y) the sum of (A) the amount in cash paid to the Company pursuant to Sections 1.3(c)(i) and (c)(ii), (B) the Tax Liability Reserve and (C) any Excess Debt (to the extent not repaid with cash or cash equivalents of the Company or its Subsidiaries), by wire transfer of immediately available funds, which shall be used (based on the certificate delivered by the Company as provided in Section 1.3(e)) as set forth in this Section 1.3(d).  Immediately after the Effective Time, the Paying Agent shall deliver to each holder of Common Stock who has delivered to the Paying Agent a duly executed Letter of Transmittal and surrendered the applicable Certificate or Certificates (i) an aggregate amount in cash (by check or wire transfer of immediately available funds, in the discretion of the Paying Agent) equal to the product of the number of shares represented by such Certificate or Certificates and the Per Share Cash Consideration, without interest thereon, and (ii) shares of Parent Common Stock equal to the product of the number of shares represented by such Certificate or Certificates and the Per Share Stock Consideration; provided, however, no fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from the Paying Agent an amount of cash (rounded to the nearest $0.01) equal to the product of (x) such fraction multiplied by (y) the Parent Common Stock Closing Price, without interest thereon.  Parent will make available to the Paying Agent any cash necessary for this purpose.

(e)                                  In order to facilitate the payments contemplated by Sections 1.3(c) and 1.3(d), the Company will deliver to Parent and to MergerCo not less than three Business Days prior to the anticipated Closing Date a statement, certified by the chief financial officer of the Company, that will set forth:  (1) the aggregate amount payable to each lender under the Credit Agreement and the Subordinated Loan Agreements pursuant to Section 1.3(c)(i), (2) the aggregate amount of any Excess Debt, (3) the Company Transaction Expenses and (4) the calculation of the Fully-Diluted Number.  Parent shall be entitled to rely without investigation on the information set forth in such certificate in delivering the Cash Merger Consideration and the Stock Merger Consideration to the Paying Agent.  Notwithstanding anything to the contrary in this Agreement, Parent shall not be obligated to deliver any portion of the Cash Merger Consideration or the Stock Merger Consideration to the Paying Agent unless and until the Company has delivered the certificate contemplated by this Section 1.3(e) to Parent.

(f)                                    Subject to the terms and conditions of this Agreement, at and in connection with the Closing:

(i)                                     each holder of an outstanding Certificate or Certificates that prior thereto represented shares of Common Stock will, in accordance with the procedures described in Section 1.10(c) and the applicable Letter of Transmittal, deliver to the Paying Agent, in exchange for the Per Share Merger Consideration, such Certificate or Certificates, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps, together with the wire transfer or other payment instructions with respect to each such payment; and

(ii)                                  the Surviving Corporation shall issue to Parent a stock certificate or certificates representing 1,000 shares of Surviving Corporation Common Stock in exchange for the certificate or certificates which formerly represented all outstanding shares of MergerCo Common Stock, which shall be canceled.

1.4                                 Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of any holders of any shares of Common Stock or of MergerCo Common Stock:

(a)                                  Each share of Common Stock (other than shares of Common Stock held as treasury stock) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Merger Consideration.

The issued and outstanding Common Stock, when converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate representing any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration upon the surrender of such Certificate in the manner provided in and in accordance with Section 1.3(d).

(b)                                 All shares of Common Stock that are held by the Company as treasury stock shall be canceled and retired and shall cease to exist and no Per Share Merger Consideration shall be delivered in exchange therefor.

(c)                                  Each share of MergerCo Common Stock issued and outstanding immediately prior to the Effective Time (1,000 shares, in the aggregate) shall be converted into and exchangeable for one fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”).  From and after the Effective Time, each outstanding certificate theretofore representing shares of MergerCo Common Stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation Common Stock into which such shares of MergerCo Common Stock shall have been converted.

1.5                                 Treatment of Company Warrants.  On or prior to the date hereof, the Company has obtained the consent to terminate the first Company Warrant listed on Schedule 1.5 of the Disclosure Letter from the holder of such Company Warrant.  Prior to the Closing Date, the Company shall obtain consent to terminate the second Company Warrant listed on Schedule 1.5 of the Disclosure Letter from the holder of such Company Warrant.  The Company will cooperate in good faith to seek the receipt of consents to termination of Company Warrants from all other holders of Company Warrants, provided that neither the Company nor its Subsidiaries shall be required to make any payment to any third party or agree to any concessions in connection therewith.  For purposes of the foregoing sentence only, “Company Warrants” includes the right to purchase Common Stock set forth in the Comdisco Loan Agreement.  Parent shall cause the Surviving Corporation to assume the Company Warrants for which consents are not obtained immediately prior to the Effective Time, except the Company Warrants listed on Schedule 1.5 of the Disclosure Letter.

1.6                                 Cancellation of Company Options.

(a)                                  Each holder of Vested Company Options shall, at the Effective Time, by virtue of the Merger and without any action on the part of such holder, receive from the Paying Agent (i)

an aggregate amount in cash (by check or wire transfer of immediately available funds, in the discretion of the Paying Agent) equal to the product of such holder’s Option Shares and the Per Share Cash Consideration, without interest thereon, and (ii) shares of Parent Common Stock equal to the product of such holder’s Option Shares and the Per Share Stock Consideration; provided, however, no fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of such Company Options who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from the Paying Agent an amount of cash (rounded to the nearest $0.01) equal to the product of (x) such fraction multiplied by (y) the Parent Common Stock Closing Price, without interest thereon.  Parent will make available to the Paying Agent any cash necessary for this purpose.

(b)                                 No Company Options or rights to acquire the Common Stock or any Stock Plan will continue after the Effective Time or be assumed or continued by Parent or the Surviving Corporation.  Prior to the Effective Time, the Company shall take all action required by the Stock Plans, if any, to terminate all such Company Options or rights to acquire the Common Stock, as contemplated by this Section 1.6.

1.7                                 Certificate of Incorporation; By-Laws.

(a)                                  The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall, in accordance with the terms thereof and the DGCL, be amended and restated as set forth in Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended in accordance with the terms thereof and the DGCL.

(b)                                 The By-laws of the Company as in effect immediately prior to the Effective Time shall, in accordance with the terms thereof, the certificate of incorporation and applicable law, be amended and restated as set forth in Exhibit B and, as so amended, shall be the By-laws of the Surviving Corporation until thereafter duly amended as provided by applicable law, the certificate of incorporation of the Surviving Corporation and such By-laws.

1.8                                 Directors and Officers of the Surviving Corporation.

(a)                                  The directors of MergerCo immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Organizational Documents.

(b)                                 The officers of MergerCo immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Organizational Documents.

1.9                                 Dissenting Stockholders.

(a)                                  Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Common Stock held by a person (a “Dissenting Stockholder”) who has not voted to adopt this Agreement and who properly demands appraisal for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted as described in Section 1.4, but shall, as of the Effective Time, be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal.  If, after the Effective Time, such Dissenting Stockholder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Stockholder’s shares of Common Stock shall no longer be considered Dissenting Shares for the purposes of this Agreement and such holder’s shares of Common Stock shall thereupon be deemed to have been converted, at the Effective Time, as described in Section 1.4, and such holder shall not be entitled to any interest thereon.  Notwithstanding anything to the contrary contained in this Section 1.9, if the Agreement is terminated prior to the Effective Time, then the right of any Dissenting Stockholder to be paid the fair market value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease.

(b)                                 The Company shall give Parent and MergerCo (i) prompt notice of any demands for appraisal of shares of Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demands, and the Company shall not, without the prior written consent of Parent, such consent not to be unreasonably withheld, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

1.10                           Paying Agent.

(a)                                  Notices to Stockholders.  The Company shall, or shall cause the Paying Agent to, mail to each holder of record of Common Stock on the applicable record date (i) any notices required by Section 228(e) of the DGCL in connection with approving the Merger, including an information statement describing in reasonable detail the Merger and this Agreement, (ii) the notice to stockholders of their appraisal rights under Section 262 of the DGCL, (iii) a letter of transmittal specifying that delivery shall be effected, and risk of loss of the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and which letter shall be in customary form and have such other provisions as the Company may reasonably specify (the “Letter of Transmittal”), and (iv) instructions for effecting the surrender of such Certificates for payment.  Each of the foregoing notices and documents shall be reasonably satisfactory to Parent in form and substance.

(b)                                 Notices to Warrantholders.  As promptly as practicable after the date hereof, the Company shall mail to the holder of a Company Warrant notice of the proposed Merger to the extent such notice is required by the terms of such Company Warrant.

(c)                                  Letters of Transmittal.  The Letter of Transmittal shall specify that in the event of a termination of this Agreement prior to the Closing, pursuant to Section 7.1 or otherwise, the

Paying Agent shall return the Certificates in its possession to the holder of record.  At or after the Effective Time, upon surrender of a Certificate to the Paying Agent together with the applicable transmittal documents, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration multiplied by the number of shares represented by such Certificate as provided in Section 1.3(d), without any interest thereon.  In the event of a transfer of ownership of shares of Common Stock that is not registered in the transfer records of the Company, payment may be made with respect to such shares to such a transferee if the Certificate representing such shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(d)                                 Dividends on Parent Common Stock.  Whenever a dividend or other distribution is declared by Parent in respect of Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement.  No dividends or other distributions pertaining to Parent Common Stock with a record date on the same date as or after the Effective Time shall be paid to any holders of shares of Common Stock who have not surrendered their Certificates for exchange, until the holders of such Certificates shall have exchanged such Certificates in accordance with Section 1.4  hereof.  Subject to the effect, if any, of applicable law, the Paying Agent shall receive, hold, and remit any such dividends or other distributions to each such record holder entitled thereto, without interest, at the time that such Certificates are surrendered to the Paying Agent for exchange.  Holders of Common Stock will not be entitled, however, to dividends or other distributions that are payable to persons who were holders of record of Parent Common Stock as of a record date that is prior to the date of the Effective Time.

(e)                                  Satisfaction.  All Per Share Merger Consideration issued upon surrender of the Certificates in accordance with the terms hereof (including any cash paid for fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Common Stock represented by the Certificates.

(f)                                    Share Transfer Books.  At and after the Effective Time, there shall be no transfers on the share transfer books of the Company of any shares of Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates of the Company are presented to the Surviving Corporation, they shall be canceled and the shares of Common Stock represented thereby shall be converted as provided in Section 1.4.

(g)                                 Unclaimed Consideration.  Six months after the Effective Time, the Surviving Corporation shall cause the Paying Agent to deliver any portion of the Per Share Merger Consideration that it holds and that remains unclaimed to the Surviving Corporation.  Any holder of Common Stock immediately prior to the Effective Time who has not theretofore complied with this Section 1.10 shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of any portion of the Per Share Merger Consideration that may be payable upon surrender of any Certificates such holder holds, as determined pursuant to this Agreement, as a general creditor and without any interest thereon. Any Per Share Merger Consideration remaining unclaimed by holders of shares of Common Stock as of the date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest or any person previously entitled thereto.

(h)                                 No Liability.  None of the Company, the Surviving Corporation, Parent and their Affiliates, the Paying Agent or any other person shall be liable for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(i)                                     Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company or the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Company or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation shall direct the Paying Agent to issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration payable in respect of the shares of Common Stock represented thereby pursuant to this Agreement.

1.11                           Adjustments to Merger Consideration.  Parent, the Surviving Corporation, the Paying Agent and the Escrow Agent, as the case may be, shall be entitled to deduct and withhold from the Stock Merger Consideration, Cash Merger Consideration or Escrow Merger Consideration, as applicable, otherwise payable pursuant to this Agreement to any holder of shares of Company’s capital stock, such amounts that Parent, the Surviving Corporation, the Paying Agent or the Escrow Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of Tax law.  To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Escrow Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of the Company’s capital stock in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Paying Agent or the Escrow Agent.

1.12                           Taking of Necessary Action; Further Action.  Each of the parties hereto will take, or cause to be taken, all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the transactions contemplated by this Agreement as promptly as practicable.  If, at any time after the Effective Time, any such further action is necessary or appropriate to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and MergerCo, the officers and directors of the Company and MergerCo immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take or cause to be taken, all such reasonable and lawful action.

1.13                           The Representative.

(a)                                  Formation of Representative.  Prior to the Closing Date, certain holders of Common Stock shall take all reasonably necessary actions, including by filing any necessary certificates with the Secretary of State of the State of Delaware and by executing a limited liability company operating agreement to form the representative (the “Representative”).

(b)                                 Appointment of the Representative.  By virtue of the adoption of this Agreement and approval of the Merger and the transactions contemplated herewith by the holders of Common Stock, each holder (regardless of whether or not such holder votes in favor of the adoption of the Agreement and the approval of the Merger and the transactions contemplated herewith) shall be deemed to have appointed, effective from and after the Effective Time, the Representative to act in accordance with its operating agreement and as permitted by this Agreement.  This Section 1.13(b) shall be binding upon the respective executors, heirs, legal representatives, personal representatives and successors of each holder of Common Stock.  The Representative shall be entitled to rely upon any written statement furnished to the Representative by any holder of Common Stock or Parent.

(c)                                  Authority After the Effective Time.  From and after the Effective Time, the Representative shall be authorized to: (i) take all actions required by, exercise all rights granted to, and satisfy all obligations imposed upon, the Representative in this Agreement; (ii) make or receive all notices or receive other documents given or to be given to the Representative by Parent pursuant to this Agreement; (iii) negotiate, undertake, compromise, defend, resolve and settle any suit, proceeding or dispute under this Agreement on behalf of the holders of Common Stock; (iv) execute and deliver all agreements, certificates and documents required by the Representative in connection with any of the Merger and the transactions contemplated herewith; (v) engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated herewith, in each case at the Representative’s expense; and (vi) take such other action as is necessary on behalf of the holders of Common Stock in connection with this Agreement and the Merger and the transactions contemplated herewith, including, without limitation, all such other matters as the Representative may deem necessary or appropriate to carry out the intents and purposes of this Agreement.  Parent and the Company shall be entitled to rely, and shall be fully protected in so relying, upon any instrument or document executed, or notice, communication decision or action made by the Representative.

(d)                                 Release from Liability; Indemnification; Authority of Representative.  By virtue of the adoption of this Agreement and the approval of the Merger and the transactions contemplated herewith by the holders of Common Stock, each holder shall be deemed to have (i) released the Representative, its members and manager, and each of their respective officers, directors, employees, agents and Affiliates (the “Representative Parties”) from, and agreed to indemnify the Representative Parties (any Escrow Shares which may be released to the Paying Agent pursuant to Section 6.4 shall be used first to satisfy any such indemnity obligation) against, liability for any action taken or not taken by the Representative in its capacity as such Representative, except for the liability of the Representative Parties to a holder of Common Stock for loss which such holder may suffer from fraud committed by the Representative Parties in carrying out its duties hereunder, and (ii) appointed, as of the Effective Time, the Representative as such holder’s true and lawful agent and attorney-in-fact to enter into any agreement in connection with the Merger and the transactions contemplated herewith, to exercise all or any of the powers, authority and discretion conferred on such holder of Common Stock under any such agreement, to give and receive notices on such holder’s behalf and to be such holder’s exclusive representative with respect to any matter, suit, claim, action or proceeding arising with respect to any transaction contemplated by this Agreement, including, without limitation, the defense, settlement or compromise of any claim, action or proceeding for which

Parent Indemnified Parties may be entitled to indemnification.  All actions, decisions and instructions of the Representative shall be conclusive and binding upon all of the holder of Common Stock.

ARTICLE II

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

The Company represents and warrants to Parent and MergerCo as follows:

2.1                                 Corporate Status, etc.

(a)                                  Organization.  Schedule 2.1(a) of the Disclosure Letter lists all of the Company’s Subsidiaries and their respective directors, officers and jurisdictions of incorporation.  Each of the Company and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has full corporate power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and to perform all of its obligations under any Contract to which it is a party.  Each of the Company and its Subsidiaries is duly qualified to do business and in good standing as a foreign corporation in all jurisdictions in which the failure to be so qualified would have a Material Adverse Effect.

The Company has delivered to Parent true and correct copies of the Organizational Documents of the Company and each of its Subsidiaries and a true, correct and complete copy of the Company’s and its Subsidiaries’ minute books and stock records.  The Organizational Documents are in full force and effect, and neither the Company nor any Subsidiary is in violation of any provision therein.

(b)                                 Authorization, etc.  The Company has full power and authority to enter into this Agreement and the other documents to be executed and delivered by the Company as set forth herein (the “Company Closing Documents”), to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance by the Company of this Agreement and the Company Closing Documents and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all corporate action (including, without limitation, the unanimous approval of the Company’s board of directors) and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Company Closing Documents or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the filing of the Certificate of Merger).  This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.   Upon the execution and delivery by the Company of the Company Closing Documents, the Company Closing Documents will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

2.2                                 Capitalization.

(a)                                  The Company.  As of the date hereof, the authorized capital stock of the Company consists of 121,100,402 shares of common stock, par value $0.028681 per share (“Common Stock”), all of which have been duly authorized, of which 97,248,812 shares have been validly issued and are outstanding.  No preferred stock or other equity securities are authorized under the Company’s certificate of incorporation.  Schedule 2.2(a) of the Disclosure Letter sets forth, as of the date hereof, all Persons owning of record any outstanding shares of capital stock of the Company and the number of shares thereof owned by such Person.  All of the outstanding capital stock of the Company has been duly authorized and is fully paid and nonassessable and was issued in compliance with applicable state and federal securities laws.

(b)                                 Subsidiaries.  Schedule 2.2(b) of the Disclosure Letter lists for each Subsidiary of the Company the shares of capital stock of such Subsidiary that are authorized, the shares of capital stock of such Subsidiary that are issued and outstanding and the Persons owning such issued and outstanding shares.  All issued and outstanding shares of capital stock of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, were issued in compliance with applicable state and federal securities laws and are owned by the Persons listed in Schedule 2.2(b) of the Disclosure Letter free and clear of any Liens.

(c)                                  Convertible Instruments.  As of the date hereof, the Company has granted or issued and has outstanding:

(i)                                     Company Options under the Stock Plans relating to 14,233,547 shares of Common Stock (and Company Options relating to an additional 1,192,011 shares of Common Stock remain available for grant under the Stock Plans); and

(ii)                                  Company Warrants relating to 8,240,712 shares of Common Stock.

Schedule 2.2(c) of the Disclosure Letter sets forth the name of all Persons owning Company Options and Company Warrants, the number and type of securities underlying such rights, and the exercise, purchase or conversion price thereof and the expiration date, including any provision applicable upon a change of control of the Company.

(d)                                 Agreements with Respect to Stock, etc.  Other than as set forth in the Rights Agreement, the certificate of incorporation of the Company, Schedule 2.2(d) of the Disclosure Schedule or in Section 2.2(c) hereof, there are no (i) preemptive rights, rights of first refusal, voting rights or similar rights on the part of any holders of any class of securities of the Company or any of its Subsidiaries; (ii) subscriptions, options, warrants, stock appreciation rights, equity awards, restricted stock or other equity-based awards, conversion, exchange or other rights, agreements, commitments, arrangements or understandings of any kind obligating the Company or any of its Subsidiaries, contingently or otherwise, to issue or sell, or cause to be issued and sold, any shares of or other interest in capital stock of any class of the Company or any of its

Subsidiaries or any securities convertible into or exchangeable for any such shares; (iii) stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries is bound relating to the voting, purchase, redemption or other acquisition of any shares of the capital stock of the Company or any of its Subsidiaries; or (iv) outstanding dividends, whether current or accumulated, due or payable on any of the capital stock of the Company or any of its Subsidiaries.

(e)                                  Equity Interests.  Except for the Subsidiaries, the Company does not own any capital stock of or other equity securities or interests in any other Person.  Neither the Company nor any Subsidiary is party to any Contract relating to the acquisition of any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any Person.  The Company is not a party to any stockholder agreements, voting trusts or other agreements or understandings relating to the voting, purchase, redemption or other acquisition of any shares of capital stock or equity interests in any other Person.

2.3                                 Conflicts, Consents.

(a)                                  Conflicts.  The execution and delivery of this Agreement by the Company, and the consummation and performance of its obligations hereunder (i) do not conflict with, and will not result in a violation of, the Organizational Documents of the Company or any of its Subsidiaries or any resolution adopted by their respective Board of Directors, (ii) subject to obtaining the Consents referred to in Section 2.3(b), do not conflict with, violate, breach or result in a default under (with or without the giving of notice or the lapse of time or both), give rise to a right of termination, cancellation, suspension, modification or acceleration of any obligation or to the loss of any benefit under, any Permit to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties or assets are bound or result in the creation or imposition of any Liens other than Liens created by or resulting from the actions of Parent, MergerCo or any of its Affiliates, (iii) do not violate any law applicable to the Company or any of its Subsidiaries or (iv) subject to obtaining the Consents referred to in Section 2.3(b), do not contravene, conflict with, or result in a violation of, or give any Governmental Entity the right to challenge the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under any legal requirement (including any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty, or any rule or regulation of any Governmental Entity) or any award, decision, injunction, judgment or order by any Governmental Entity or by any arbitrator to which the Company or any of its Subsidiaries or any of their properties or assets may be subject.  The Company is not a party to any Contract that has not been disclosed on the Disclosure Letter that requires a Consent in connection with the consummation of the transactions contemplated by this Agreement where the failure to obtain such Consent would reasonably be expected to result in a Material Adverse Effect.

(b)                                 Consents.  Except as may be required under the HSR Act or as set forth in Schedule 2.3(b) of the Disclosure Letter, no Consent of or with any court, Governmental Entity is required to be obtained by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the performance of its obligations hereunder.

2.4                                 Financial Statements.  The Company has made available to Parent complete and correct copies of consolidated statements of operations, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years ended December 31, 2002, December 31, 2003 and December 31, 2004 and consolidated balance sheets of the Company and its Subsidiaries as at such dates, together with the notes and schedules thereto (the “Annual Financial Statements”), in each case audited by PricewaterhouseCoopers LLP, the Company’s certified public accountants, and complete and correct copies of unaudited consolidated statements of operations, changes in stockholders equity and cash flows of the Company and its Subsidiaries for the nine months ended September 30, 2005 and an unaudited consolidated balance sheet as at such date, together with the notes and schedules thereto (the “September Financial Statements” and together with the Annual Financial Statements, the “Financial Statements”).  The Financial Statements have been prepared in accordance with generally accepted accounting principles as applied in the United States of America (“GAAP”) applied on a consistent basis during the periods involved (except as otherwise noted therein and except that the September Financial Statements are subject to year-end adjustment and do not contain all footnote disclosures required by GAAP) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as at the dates thereof or for the periods presented therein.  The Financial Statements reflect the consistent application of such accounting principles throughout the periods involved.  No financial statements of any Person other than the Company and its Subsidiaries are required by GAAP to be included in the Financial Statements.

2.5                                 Absence of Undisclosed Liabilities.  The Company and its Subsidiaries have not incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP in a manner consistent with the Financial Statements except (i) as reflected in the Financial Statements, (ii) for liabilities and obligations incurred in the ordinary course of business since September 30, 2005, none of which is individually or in the aggregate reasonably likely to be material to the Company and its Subsidiaries, taken as a whole and (iii) the Investor Subordinated Loan Agreement.

2.6                                 Events Subsequent to Latest Financial Statements.  Except as disclosed in Schedule 2.6 of the Disclosure Letter, since December 31, 2004 through the date hereof, other than as expressly required by this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course, in substantially the same manner in which it has been previously conducted, none of the Company or any of its Subsidiaries has:

(a)                                  amended its Organizational Documents;

(b)                                 purchased, redeemed, retired or otherwise acquired any shares of any of its capital stock;

(c)                                  issued any capital stock or any security convertible into capital stock; granted any registration rights; or declared or paid any dividend or other distribution in respect of shares of its capital stock;

(d)                                 incurred any Debt, other than Debt incurred in the ordinary course of business and Debt incurred pursuant to the Credit Agreement and Subordinated Loan Agreements;

(e)                                  mortgaged, pledged or subjected to any Lien any of its properties or assets, except for Permitted Liens;

(f)                                    except as required by GAAP or required by a change in applicable law, statute, rule or regulation, (i) made any change in its accounting principles or the methods by which such principles are applied for financial accounting purposes or (ii) revalued any of its assets;

(g)                                 entered into any employment, severance, retention or similar Contract with any director, officer or employee;

(h)                                 increased the salaries, bonuses or other compensation of any officer or employee, or increased the benefits under, any Company Benefit Plan, other than (i) in the ordinary course of business, (ii) to comply with applicable law or (iii) as required to do so pursuant to existing contracts or agreements;

(i)                                     granted any stock options or rights to purchase shares of its capital stock (except for routine employee stock option grants in the ordinary course of business consistent with past practice);

(j)                                     accelerated, amended or changed the period of vesting or exercisability of stock options or other rights granted pursuant to Stock Plans;

(k)                                  entered into any agreement with any third party that limits in any manner the territory or scope of activities in which it may engage;

(l)                                     sold, leased or disposed or agreed to sell, lease or dispose of any properties or assets (other than inventory in the ordinary course of business);

(m)                               merged or consolidated with, purchased substantially all of the assets of, or otherwise acquired any business or any Person;

(n)                                 paid, discharged, satisfied, settled or compromised any material case, claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities specifically reflected or reserved against Financial Statements;

(o)                                 incurred any damage to or destruction or loss of any assets, not covered by insurance, adversely affecting its properties, assets, business, financial condition or prospects;

(p)                                 changed in any material respect its billing and collection practices and procedures;

(q)                                 declared or paid dividends on any of its capital stock except intercompany dividends and distributions in the ordinary course of business consistent with past practice; or

(r)                                    entered into any agreement, whether oral or written, to do any of the foregoing.

2.7                                 Tax Matters

(a)                                  Except as disclosed on Schedule 2.7 of the Disclosure Letter:  (a) the Company and each of its Subsidiaries have timely filed (after taking into account any extensions to file) all Tax Returns required to be filed by them, (b) all such Tax Returns are correct in all material respects and accurately disclose in all material respects all Taxes required to be paid for the periods covered thereby, (c) the Company and each of its Subsidiaries have paid or caused to be paid all Taxes shown as due on such Tax Returns and all Taxes for which no Tax Return was required to be filed, and the Financial Statements reflect an adequate reserve for all Taxes that are payable by the Company and its Subsidiaries and are not yet due for all taxable periods and portions thereof accrued through the date of such Financial Statements, (d) no written agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes payable by the Company or any of its Subsidiaries is in effect, (e) neither the Company nor any of its Subsidiaries is, the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the IRS or any other taxing authority) within which to file any Tax Return not previously filed, (f) there are not pending any audits, examinations or other proceedings in respect of Taxes payable by the Company or any of its Subsidiaries, (g) there are no liens for Taxes upon the assets of the Company or any of its Subsidiaries except for liens relating to current Taxes not yet due, (h) all Taxes that the Company or any of its Subsidiaries is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or properly set aside in accounts for such purpose, (i) neither the Company nor any of its Subsidiaries has been a member of any group of corporations filing tax returns on a consolidated, combined, unitary or similar basis other than each such group of which it is currently a member, (j) no deduction of any amount that would otherwise be deductible by the Company or any of its Subsidiaries with respect to taxable periods ending on or before the Effective Time could be disallowed under Section 162(m) of the Code, (k) no claim (except a claim that has been withdrawn or otherwise decided in favor of the Company or a Subsidiary as appropriate) has ever been made by a taxing authority in a jurisdiction where the Company or any Subsidiary, respectively, does not file tax returns claiming that the Company or any Subsidiary, respectively, is or may be subject to taxation by such jurisdiction; and (l) none of the Company or any of its Subsidiaries will be required (i) as a result of a change in method of accounting for a taxable period ending on or prior to the Closing Date, to include any adjustment in taxable income for any taxable period (or portion thereof) ending after the Closing Date, (ii) as a result of any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law), to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, (iii) as a result of any sale reported on the installment method, to include in taxable income any amount from a sale in a taxable period ending on or prior to the Closing Date, or (iv) as a result of any prepaid amount received in a taxable period ending on or prior to the Closing Date, to include in taxable income such amount (or portion thereof) for any taxable period (or portion thereof) ending after the Closing Date.

(b)                                 The Tax Liability Reserve is adequate to pay any and all claims, causes of actions, liabilities and obligations reasonably arising from or relating to the Tax Liabilities, including any costs and expenses reasonably incurred in settling or resolving the Tax Liabilities.

2.8                                 Litigation.  Except as disclosed on Schedule 2.8 of the Disclosure Letter, there is no judicial or administrative action, claim, suit, proceeding or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or to which any of their properties or assets are subject, in each case, before any Governmental Entity, that (a) is material, (b) questions the validity of this Agreement or any action taken or to be taken by the Company or any of its Subsidiaries in connection herewith or that may have the effect of preventing, delaying or otherwise interfering with the actions to be taken under this Agreement or (c)  could impair the Company’s or its Subsidiaries’ use of its properties or assets in any material respect.  There is no material order, award, decision, injunction or judgment by any Government Entity (a) to which the Company or any of its Subsidiaries or any of their properties or assets is subject or (b) which prohibits any officer, director or employee from engaging in any conduct, activity or practice relating to the business of the Company or any Subsidiary.

2.9                                 Compliance with Laws; Permits.

(a)                                  Each of the Company and its Subsidiaries is in compliance in all material respects with all federal, state and local laws, statutes, rules, regulations, judgments, orders, decrees, concessions and franchises (“Laws”) applicable to it and to the conduct and operation of its business and the ownership of its properties and assets.  None of the Company or any of its Subsidiaries is in receipt of any written notice of any actual, alleged, possible or potential material violation of, or material noncompliance with, any Law or other governmental authorization or approval applicable to it or to the conduct or operation of its business or the ownership of its properties and assets.

(b)                                 All of the material licenses, permits, approvals and other governmental authorizations necessary to conduct the business of the Company and its Subsidiaries (collectively, the “Permits”) have been duly obtained, are held by the Company or its Subsidiaries and are in full force and effect.  The Company and its Subsidiaries have the Permits set forth on Schedule 2.9 of the Disclosure Letter.  To the Knowledge of the Company, no event has occurred or other fact exists with respect to the Permits that, after notice or lapse of time or both, (i) allows, or would allow, revocation or termination of any of the Permits or would result in any other impairment of the rights of the holder of any of the Permits or (ii) constitutes or results, or may constitute or result, directly or indirectly in a violation or failure to comply with any term of a Permit.

(c)                                  This Section 2.9 does not relate to tax matters, employee benefits matters or environmental matters, which are provided for in Sections 2.7, 2.10 and 2.16, respectively.

2.10                           Employee Benefits.

(a)                                  Company Benefit Plans.  Schedule 2.10(a) of the Disclosure Letter contains a complete and accurate list of each material Plan that is maintained or established by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has any liability, and under which any current or former officer, director or employee of the Company or any of its Subsidiaries, or the beneficiaries or dependents of any such person, is or will become eligible to participate or derive a benefit (“Company Benefit Plans”).

(b)                                 Compliance; Liability.  Each Company Benefit Plan has been operated and administered in all material respects accordance with its terms and with applicable law.  All contributions required to have been made by the Company and its Subsidiaries under any Company Benefit Plan, have been made by the due date therefor (including any extensions).  There is no pending or, to the Knowledge of the Company, threatened material legal action, suit or claim relating to the Company Benefit Plans (other than routine claims for benefits).  The Company and its Subsidiaries have engaged in no transaction with respect to any Company Benefit Plan that would reasonably be expected to subject the Company and its Subsidiaries to a material tax or penalty imposed by either section 4975 of the Code or section 502(i) of ERISA.  Neither the Company nor any of its Subsidiaries, nor any other party, is in material breach of any Company Employment Agreement.

(c)                                  Tax Qualification.  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and its related trust exempt from taxation under section 501(a) of the Code in all material respects, and, nothing has occurred that will adversely affect such qualification or tax-exempt status.

(d)                                 Title IV of ERISA.  Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored or been liable for any Plan subject to any Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, and no event, transaction or condition exists that would result in any material liability to the Surviving Corporation or any ERISA Affiliate following the Closing with respect to any such Plans.  No Company Benefit Plan is a “multiemployer plan” as defined in Section 3(37) of ERISA or “multiple employer plan” under Section 4063 of ERISA.  Neither the Company nor any ERISA Affiliate has any past, present or future obligation or liability with respect to any “multiemployer plan” as defined in Section 3(37) or 4001(A)(31) of ERISA or Section 414(f) of the Code or any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e)                                  Triggering Events.  Except as set forth on Schedule 2.10(e) of the Disclosure Letter, neither the execution of this Agreement nor the performance of the obligations hereunder by the Company or its Subsidiaries shall, either alone or in combination with any other event (such as, without limitation, termination of employment), require a payment or increased payment, or cause the accelerated vesting of a right to a payment or time of payment, under any Company Benefit Plan or under any Company Employment Agreement.  The performance of the obligations hereunder by the Company or its Subsidiaries, either alone or in combination with any other event (including, without limitation, termination of employment) will not result, alone or in combination with any other payment or benefit, in any payment under any Company Benefit Plan, any Company Employment Agreement or any other plan, arrangement or agreement that would constitute an “excess parachute payment” for purposes of Section 280G or 4999 of the Code.

(f)                                    Documents.  With respect to each Company Benefit Plan, the Company has made available to Parent true and complete copies of the following documents, to the extent applicable: (i) the most recent Plan document and all amendments thereto; (ii) the most recent trust instrument and insurance contracts; (iii) the three most recent Forms 5500 filed with the IRS, (iv) the most recent summary plan description; (v) the most recent determination letter issued by the IRS; (vi) written descriptions of all unwritten Plans; (vii) all documents relating to any Plans that have been filed prior to the date hereof with the Internal Revenue Service or the Department of Labor for each of the three most recently completed Plan years; (viii) attorneys’ responses to auditors’ requests for information for each of the three most recently completed Plan years; (ix) all material communications received from or sent to the IRS or the Department of Labor (including a written description of any oral communications);and (x) any and all coverage, discrimination, top-heavy, benefit limits and other testing data, if applicable, for each plan for the three most recently completed Plan years.  The Company has made available to Parent true and complete copies of the Company Employment Agreements.

(g)                                 The Company and its Subsidiaries are in compliance in all material respects with the requirements prescribed by any and all statutes, orders, governmental rules and regulations and other applicable laws applicable to the Company Benefit Plans.

(h)                                 Except as set forth on Schedule 2.10(h) of the Disclosure Letter, other than continuation coverage required by applicable law, the Company and its Subsidiaries have no obligation to any current or retired or former employee, officer or director to provide any medical or life insurance benefits upon retirement or termination of employment under any Company Benefit Plan or Company Employment Agreement or otherwise.

(i)                                     The terms of each Company Benefit Plan permit the Company or its Subsidiaries to amend or terminate such Company Benefit Plan unilaterally at any time and for any reason without penalty or early termination fees other than for (i) the administerial requirement that notice be given to third-party administrators and (ii) the ordinary accrual of benefits through the date of termination.

2.11                           Labor Matters.

(a)                                  No labor strike, material labor dispute, or concerted work stoppage is currently pending or, to the Knowledge of the Company, threatened with respect to any employee of the Company.  The Company is neither party to nor bound by any Contract or other agreement with any labor union representing its employees or collective bargaining agreement and, to the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any such employees.

(b)                                 The Company is in compliance in all material respects with all applicable labor laws in connection with the employment of its employees.  Expect as set forth in Schedule 2.11 of the Disclosure Letter, there are no material actions, suits or proceedings pending against or affecting the Company or its Subsidiaries relating to the alleged violation of any law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Entity, organizational activity, or other material labor or employment dispute against or affecting the Company or its Subsidiaries.

2.12                           Real Property; Personal Property.

(a)                                  The Company does not own any real property.  Schedule 2.12(a) of the Disclosure Letter lists all items of real property leased by, and other interests in real property owned by, the

Company or its Subsidiaries (the “Leased Real Property”).  The Company and its Subsidiaries have valid leasehold interests in the Leased Real Property listed on Schedule 2.12(a) of the Disclosure Letter, free and clear of all Liens except for Permitted Liens.

(b)                                 The Leased Real Property, together with easements appurtenant thereto, include all of the real property used or held for use in connection with or otherwise required to carry on the business of the Company and its Subsidiaries, as currently conducted.

(c)                                  Schedule 2.12(c) of the Disclosure Letter contains a complete and correct list of all real property leases relating to the Leased Real Property to which the Company or any of its Subsidiaries is a party or is bound (the “Leases”).  The Company has made available to Parent correct and complete copies of the Leases.  Each of the Leases (including any option to purchase contained therein) is in full force and effect and, to the Knowledge of the Company, is enforceable against the landlord which is party thereto in accordance with its terms, and there exists no material breach or default or event of default (or any event that with notice or lapse of time or both would become a breach or default) on the part of the Company or any of its Subsidiaries under any Leases.  Neither the Company nor any of its Subsidiaries has sent or received any written notice of any uncured breach or default under any of the Leases.

(d)                                 The Company and its Subsidiaries have legal and beneficial ownership of all of their respective tangible and intangible personal property and assets (i) included in the Financial Statement for the fiscal year ended December 31, 2004 and (ii) purchased or otherwise acquired by the Company and its Subsidiaries since the date of the Financial Statement for the fiscal year ended December 31, 2004, except for properties and assets disposed of in the ordinary course of business, and in each case free and clear of all Liens other than Permitted Liens, except as otherwise disclosed on Schedule 2.12(d) of the Disclosure Letter.  The Company and its Subsidiaries own or have the right to use all of the properties and assets necessary for the conduct of their business as currently conducted.

(e)                                  The buildings, structures and equipment (including motor vehicles and trucks) owned or operated by the Company or any of its Subsidiaries are structurally sound and in good operating condition and repair in all material respects (subject to normal wear and tear) and are suitable for the purpose for which they are currently used.

(f)                                    To the Knowledge of the Company, all improvements on the Leased Real Property conform to all applicable state and local laws or use restrictions, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(g)                                 Neither the Company nor any Subsidiary has received any written notice of any pending or threatened condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting any of the Leased Real Property, except where such adverse claims would not, individually or in the aggregate, have a Material Adverse Effect.

(h)                                 To the Knowledge of the Company, there is no private restrictive covenant or governmental use restriction (including zoning) on all or any portion of any of the Leased Real Property which prohibits the current use of the Leased Real Property in any material respect.

(i)                                     The Company and its Subsidiaries shall use commercially reasonable efforts to obtain and deliver to Parent at least five business days prior to Closing, a Landlord’s Estoppel Certificate and Consent in a form reasonably acceptable to Parent and the Company from the lessor under each of the Leased Real Properties listed on Schedule 2.12(i) of the Disclosure Letter, provided that neither the Company nor its Subsidiaries shall be required to make any payment to any third party or agree to any concessions in connection therewith.

2.13                           Intellectual Property.

(a)                                  Schedule 2.13(a) of the Disclosure Letter lists all trademarks, service marks, copyrights, patents, and domain names that, as of the date hereof, are registered or issued or subject to an application for registration or issuances (collectively, “Intellectual Property”) that are owned by the Company or any of its Subsidiaries and used in the conduct of the business of the Company or any of its Subsidiaries, as currently conducted (together with material trademarks, trade names, service marks, trade dress and copyrights that are not, as of the date hereof, registered or issued or subject to an application for registration or issuance, “Owned Intellectual Property”).  The Company and its Subsidiaries have taken commercially reasonable steps in accordance with normal industry practice to protect and maintain in force the Owned Intellectual Property and to protect the confidentiality of trade secrets and confidential information used in the operation of the business.  Except for infringements, claims, demands, proceedings and defects in rights that would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, (i) to the Knowledge of the Company, the use of the Owned Intellectual Property by the Company and its Subsidiaries as currently used does not infringe on the Intellectual Property rights of any Person and (ii) there is no claim or demand of any Person pertaining to, or any proceeding that is pending or, to the Knowledge of the Company, threatened that challenges the rights of the Company or any of its Subsidiaries in respect of, any Owned Intellectual Property.

(b)                                 Schedule 2.13(b) of the Disclosure Letter lists all material written licenses and other related contracts or agreements relating to Intellectual Property or trade secrets or confidential information (other than licenses for “off-the-shelf” software and non-exclusive licenses incidental to products and services sold by the Company in the day-to-day operation of its business) to which the Company or any of its Subsidiaries is a party, pursuant to which (i) the Company or such Subsidiary permits any Person to use any of the Owned Intellectual Property or trade secrets or confidential information owned by the Company or such Subsidiary, or (ii) any Person permits the Company or such Subsidiary to use any Intellectual Property or trade secrets or confidential information not owned by the Company or such Subsidiary that are used in the conduct of the business of the Company or any of its Subsidiaries as currently conducted (collectively, the “Licenses”).  The Company has made available to Parent copies of all of the Licenses.  Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party thereto, is in default under any License, and each License is in full force and effect as to the Company or Subsidiary thereof party thereto and, to the Knowledge of the Company, as to each other party thereto, except for such defaults and failures to be so in full force and effect as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.

(c)                                  Schedule 2.13(c) of the Disclosure Letter lists all software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License and the Apache License) (“Open Source Materials”) currently used by the Company or any of its Subsidiaries in their day to day operations, and describes the manner in which such Open Source Materials are used.  Such description shall include, without limitation, whether and, if so, how the Open Source Materials were modified or distributed by the Company or its Subsidiaries.  Except as set forth on Schedule 2.13(c) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has (a) incorporated Open Source Materials into, or combined Open Source Materials with, any products or Intellectual Property covering products or services sold or licensed to third parties, or used, by the Company or its Subsidiaries in connection with their business, (b) distributed Open Source Materials in conjunction with any products or Intellectual Property covering products or services sold or licensed to third parties, or used, by the Company or its Subsidiaries in connection with their business or (c) used Open Source Materials that create obligations for the Company and its Subsidiaries with respect to any products or Intellectual Property covering products or services sold or licensed to third parties, or used, by the Company or its Subsidiaries in connection with their business or grant to any third party, any rights under Intellectual Property covering products or services sold or licensed to third parties, or used, by the Company or its Subsidiaries in connection with their business.  Except for as set forth on Schedule 2.13(c) of the Disclosure Letter, and to the Knowledge of the Company, no product or Intellectual Property covering products or services sold or licensed to third parties, or used, by the Company or its Subsidiaries in connection with their business is subject to the terms of license of any such Open Source Materials.

(d)                                 The Company has adopted policies and procedures to control the use of (i) computer software used by the Company and its Subsidiaries in providing its services, but excluding office software (e.g., Microsoft Word) (“Computer Programs”), including without limitation object code and source code portions thereof available for download on the Internet; and (ii) any other Computer Programs not introduced into the Company’s or its Subsidiaries’ development environment through a formal procurement process or pursuant to a license agreement establishing the Company’s and its Subsidiaries’ rights and obligations with respect to Computer Programs.

2.14                           Contracts.

(a)                                  Schedule 2.14 of the Disclosure Letter lists all Material Contracts.  The term “Material Contracts” means all of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound (other than Organizational Documents of any of the Subsidiaries, agreements related to employee benefits, agreements related to labor matters, real property leases and agreements related to intellectual property, the last four of which are provided for in Sections 2.10, 2.11, 2.12, and 2.13, respectively), and each amendment, supplement and modification thereto:

(i)                                     any agreement to which the Company or any of its Subsidiaries is a party or by which it is bound that involves the grant of rights to manufacture, produce, assemble, license, market or sell its products to any other Person of an amount or value in excess of $100,000;

(ii)                                  any agreement to which the Company or any of its Subsidiaries is a party or by which it or any of its properties or assets is bound that involves performance of services or delivery of goods or materials by the Company or any of its Subsidiaries or to the Company or any of its Subsidiaries in an amount or value in excess of $100,000;

(iii)                               mortgages, indentures, loan or credit agreements, security agreements, guaranties and other agreements and instruments relating to the borrowing of money or extension of credit;

(iv)                              joint venture and limited partnership agreements (other than limited partnerships of which the Company owns 100% of the partnership interests);

(v)                                 any agreement providing for material payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods and other than commission arrangements with employees of the Company or any of its Subsidiaries entered into in the ordinary course of business;

(vi)                              any agreement containing a noncompetition provision or covenant that in any way purports to restrict the business activity of the Company or any of its Subsidiaries or limit the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person;

(vii)                           stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements relating to the acquisition, lease or disposition by the Company or its Subsidiaries of assets and properties (other than in the ordinary course of business) or any capital stock or other equity interest of the Company or its Subsidiaries, in each case which was entered into by the Company or its Subsidiaries after December 31, 2002 or under which the Company or its Subsidiaries has any executory indemnification obligations;

(viii)                        stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries is bound relating to the voting, purchase, redemption or other acquisition of any shares of the capital stock of the Company or any of its Subsidiaries; and

(ix)                                any agreement to which the Company or any of its Subsidiaries is a party or by which it or any of its properties or assets is bound that was not entered into in the ordinary course of business and involves aggregate payments in excess of $100,000.

(b)                                 The Company has made available to Parent copies of all of the Material Contracts.  Each such Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries, is in full force and effect.

(c)                                  Except as disclosed in Schedule 2.14 of the Disclosure Letter:

(i)                                     there exists no breach or default or event of default (or any event that with notice or lapse of time or both would become a breach or default) on the part of the Company or any of its Subsidiaries under any Material Contract and each Material Contract is enforceable against the parties thereto in accordance with its terms;

(ii)                                  neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2005, any written notice regarding any actual, alleged, possible or potential violation or breach of, or default under, any Material Contract; and

(iii)                               there are no pending renegotiations of current or completed Material Contracts with any Person and no such Person has made written demand for such renegotiation.

2.15                           Insurance.

(a)                                  Schedule 2.15 of the Disclosure Letter lists all of the policies of insurance currently maintained by the Company.  Each such policy is in full force and effect.  With respect to each such policy:  (i) all policy premiums due and payable with respect to all periods specified in Schedule 2.15 of the Disclosure Letter have either been paid or adequate provisions for the payment by the Company or its Subsidiaries thereof has been made and the Company and its Subsidiaries are otherwise in compliance with the terms of such policies; (ii) neither the Company nor any of its Subsidiaries has received any written notice of any material increase of premiums with respect to, or termination, cancellation or non-renewal of, any of such insurance policies; and (iii) there are no material claims by the Company or its Subsidiaries under any of such policies relating to the business, assets or properties of the Company or its Subsidiaries as to which any insurance company is denying or disputing liability or defending under a reservation of rights or similar clause other than a general reservation of rights.

(b)                                 The Company and its Subsidiaries have and at all times since December 21, 2004 had in effect insurance coverage with reputable insurers that, in respect of amounts, premiums, types and risks insured, the Company believes to constitute reasonable coverage against all risks customarily insured against by corporations comparable in size and operations to the Company and its Subsidiaries.

2.16                           Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect:

(a)                                  the Company and its Subsidiaries are operating, and have at all times operated, their businesses in compliance in all material respects with all applicable Environmental Laws;

(b)                                 the Company and its Subsidiaries have obtained, and are in compliance in all material respects with, all permits and authorizations required under applicable Environmental Laws;

(c)                                  neither the Company nor any of its Subsidiaries has received from any Governmental Entity any written notice of violation, alleged violation, non-compliance, liability or potential liability regarding compliance with applicable Environmental Laws, other than matters that been resolved an are no longer outstanding;

(d)                                 no judicial proceeding or governmental or administrative action is pending under any applicable Environmental Law pursuant to which the Company or any of its Subsidiaries is named as a party;

(e)                                  neither the Company nor any of its Subsidiaries has entered into any agreement with any Governmental Entity pursuant to which the Company or any of its Subsidiaries has any continuing obligations with respect to the remediation of any condition resulting from the release or threatened release of Hazardous Substances; and

(f)                                    to the Knowledge of the Company, no Hazardous Substances are presently being spilled, released or discharged by the Company in buildings or the soil, sub-surface strata, air, water or ground water under or upon any plant, facility, site, area or property currently leased by the Company or any of its Subsidiaries or on which the Company or any of its Subsidiaries is conducting its business or operations.

Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, environmental matters shall be governed exclusively by this Section 2.16.

2.17                           Accounts Receivable.  All accounts receivable of the Company and its Subsidiaries that are reflected in the September Financial Statements or will be reflected on the accounting records of the Company and its Subsidiaries as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid contractual obligations arising from sales actually made or services actually performed in the ordinary course of business.  To the Knowledge of the Company, the reserves shown (i) in the September Financial Statements or (ii) on the accounting records of the Company and its Subsidiaries as of the Closing Date are or will be, as the case may be, calculated consistent with past practice and in accordance with GAAP.  Schedule 2.17 of the Disclosure Letter contains a complete and accurate list of all accounts receivable as of the date of the September Financial Statements and sets forth the aging of such Accounts Receivable.

2.18                           Employees; Company Employment Agreements.

(a)                                  Schedule 2.18(a) of the Disclosure Letter contains a list of (i) all employment, severance and retention agreements to employ or terminate present or former directors, executive officers or other employees and personnel of the Company or its Subsidiaries (“Company Employment Agreements”); (ii) the Company Employment Agreements that will result in payment by, or the creation of any liability to pay on behalf of the Company or its Subsidiaries, any severance, termination or any other form of payment to any present or former employee following termination of employment or otherwise as a result of the consummation of the transactions contemplated by this Agreement; and (iii) any contracts, commitments or other obligations that provide for the indemnification or holding harmless of any present or former officers, directors, employees, consultants or independent contractors.

(b)                                 The Company has made available to Parent the following information for each full-time, part-time or temporary salaried employee or director of the Company and its Subsidiaries, including each such employee on leave of absence or layoff status:  name; job title; current employment status; immigration status and current compensation.

(c)                                  Except as disclosed in Schedule 2.18(c) of the Disclosure Letter, each current and former employee of the Company and its Subsidiaries has signed the Company’s standard confidentiality, noncompetition and proprietary rights agreement.  The Company has delivered copies of all such agreements to Parent.

2.19                           Books and Records.  The stock record books and minute book of the Company and its Subsidiaries which have been made available to Parent are complete and correct in all material respects.

2.20                           Affiliate Transactions.  Except as disclosed on Schedule 2.20 of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any agreement with any Affiliate or any stockholder of the Company.

2.21                           Relationships With Related Persons.  Except as disclosed in Schedule 2.21 of the Disclosure Letter, neither the Company nor any of its Subsidiaries is indebted for borrowed amounts to any director, officer, employee or agent of the Company or an of its Subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted for borrowed amounts to the Company or its Subsidiaries.

2.22                           Brokers.  Except as set forth in Schedule 2.22 of the Disclosure Letter, all negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any Person acting on behalf of the Company in such manner as to give rise to any valid claim against Parent, MergerCo or the Surviving Corporation for any brokerage or finder’s commission, fee or similar compensation.  Schedule 2.22 of the Disclosure Letter includes a complete and current copy of all such agreements.

2.23                           Customer and Supplier Relations.  Since September 30, 2005, no customer of the Company or its Subsidiaries has canceled or terminated or, to the Knowledge of the Company, has threatened to cancel or otherwise terminate its Contract prior to the date of expiration thereof, which termination or alteration would have a material adverse effect on the Company and its Subsidiaries, taken as a whole..  Since September 30, 2005, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice that any customer or supplier intends to terminate or materially alter its business relations with either the Company or any of its Subsidiaries, which termination or alteration would have a material adverse effect on the Company and its Subsidiaries, taken as a whole.

2.24                           Ethical Practices.   The Company and its Subsidiaries are in compliance with the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, -1 and -3).  Neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any representative thereof has offered or given, and, to the Knowledge of the Company, no Person has offered or given on their behalf, anything of value to:  (a) any foreign official, foreign political party or party official thereof or any candidate for political office; or (b) any Person, while knowing that all or a portion of such thing of value will be offered, given, or promised, directly or indirectly, to any foreign official, foreign political party or party official thereof, or to any candidate for foreign political office for the purpose of the following:  (i) influencing any act or decision of such foreign official, political party, party official, or candidate to do any act in violation of the lawful duty of such foreign official, political party, party official, or candidate, or securing any improper advantage or (ii) inducing such foreign official, instrumentality thereof to affect or influence any act or decision of such government or instrumentality, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.

2.25                           Vote Required.   The Requisite Consent of Stockholders is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to approve and adopt this Agreement and the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGERCO

Parent and MergerCo, jointly and severally, represent and warrant to the Company as follows:

3.1                                 Corporate Status.  Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  MergerCo is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware.

3.2                                 Authorization, etc.  Each of Parent and MergerCo has full power and authority to enter into this Agreement and the other documents to be executed and delivered by Parent and MergerCo as set forth herein (the “Parent Closing Documents”), to perform their obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance by Parent and MergerCo of this Agreement and the Parent Closing Documents have been duly authorized by the board of directors of each of Parent and MergerCo and by Parent as sole stockholder of MergerCo, which constitutes all requisite corporate authorization on the part of each Parent and MergerCo for such action.  This Agreement has been duly executed and delivered by each of Parent and MergerCo and constitutes the valid and binding obligation of each of Parent and MergerCo, enforceable against each of Parent and MergerCo in accordance with its terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.  Upon the execution and delivery by Parent and MergerCo of the Parent Closing Documents, the Parent Closing Documents will constitute the valid and binding obligation of Parent and MergerCo, as applicable, enforceable against Parent and MergerCo, as applicable, in accordance with their respective terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

3.3                                 Capitalization.  As of September 30, 2005, the authorized capital stock of Parent consists of (a) 300,000,000 shares of common stock, par value $0.01 per share (“Parent Common Stock”), of which there were 130,846,000 shares issued and outstanding, and (b) 100,000,000 shares of preferred stock, par value $0.01 per share, none of which were issued and outstanding.  The authorized capital stock of MergerCo consists of 1,000 shares of MergerCo Common Stock, 1,000 of which are issued and outstanding and owned by Parent.  All issued and outstanding shares of Parent Common Stock and MergerCo Common Stock are, and the shares of Parent Common Stock to be issued and delivered in the Merger pursuant to Article I shall be, at the time of issuance and delivery, duly authorized and fully paid and nonassessable

3.4                                 No Conflicts; Consents.

(a)                                  The execution and delivery of this Agreement by each of Parent and MergerCo and the consummation and performance of its obligations hereunder (i) do not conflict with, and will not result in a violation of, the Organizational Documents of Parent or MergerCo or any resolution adopted by their respective Board of Directors, (ii) subject to obtaining the Consents referred to in Section 3.4(b), do not conflict with, violate, breach or result in a default under (with or without the giving of notice or the lapse of time or both), give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of any benefit under, any Contract to which Parent or MergerCo is a party or by which any of them or their respective properties or assets are bound or result in the creation or imposition of any Liens, or (iii) do not violate any law applicable to Parent or MergerCo or any of Parent’s Affiliates, except in the case of clauses (ii) or (iii) for such conflicts, violations, breaches, defaults, terminations, cancellations, modifications, accelerations, losses of benefits and Liens that would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent or MergerCo to perform its obligations hereunder.

(b)                                 Except as required under the HSR Act, no Consent of or with any court, Governmental Entity or third Person, is required to be obtained by Parent or MergerCo in connection with the execution and delivery of this Agreement or the performance of its obligations hereunder, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent or MergerCo to perform its obligations hereunder.

3.5                                 Litigation.  There is no judicial or administrative action, claim, suit, proceeding or investigation pending or, to the knowledge of Parent or MergerCo, threatened against Parent or MergerCo, in each case before any Governmental Entity, that questions the validity of this Agreement or any action taken or to be taken by Parent or MergerCo in connection herewith or that may have the effect of preventing, delaying or otherwise interfering with the actions to be taken under this Agreement.

3.6                                 Financial Ability to Perform.  Parent has currently available cash funds sufficient for Parent and MergerCo to perform each of their respective obligations hereunder, and has provided evidence thereof to the reasonable satisfaction of the Company.

3.7                                 Brokers.  All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any Person acting on behalf of Parent or MergerCo in such manner as to give rise to any valid claim against Parent, MergerCo or the Company for any brokerage or finder’s commission, fee or similar compensation, except for Credit Suisse First Boston whose fees in respect hereof shall be paid by Parent.

3.8                                 Formation of MergerCo; No Prior Activities.  MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.  As of the date hereof and the Closing Date, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, MergerCo has not incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

3.9                                 Form S-4.  None of the information supplied or to be supplied by Parent or MergerCo for inclusion or incorporation by reference in the Form S-4 filed by Parent in connection with the Merger, at the time such document is filed with the SEC, or at the time it becomes effective under the Securities Act will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Parent with respect to information supplied by the Company or its Subsidiaries for inclusion in any such documents. The Form S-4 shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable.

3.10                           SEC Filings; Financial Statements.

(a)                                  Parent has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since December 31, 2004 (all such forms, reports, statements, certificates and other documents filed by the Parent with the SEC, collectively, the “Parent SEC Reports”).  As of their respective dates, each of the Parent SEC Reports, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed and with then applicable accounting standards. As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Parent SEC Reports included all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). There are no outstanding comments from the SEC with respect to any of the Parent SEC Reports.

(b)                                 Each of the consolidated financial statements of the Parent and its Subsidiaries (including the related notes and schedules) included in the Parent SEC Reports have been prepared in accordance with GAAP principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto). Each of the consolidated balance sheets of the Parent and its Subsidiaries included in the Parent SEC Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of the Parent and its Subsidiaries at the respective dates thereof and each of the related consolidated statements of operations, cash flows and changes in stockholders’ equity included in the Parent SEC Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations and cash flows of the Parent and its Subsidiaries for the periods indicated (subject, in the case of unaudited statements, to normal period-end adjustments).  Each of the consolidated financial statements of the Parent and its Subsidiaries reflect the consistent application of such accounting principles throughout the periods involved.

(c)                                  Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and with the applicable listing and other rules and regulations of the Nasdaq National Market and has not received any notice from the Nasdaq National Market asserting any non-compliance with such rules and regulations.

3.11                           Absence of Undisclosed Liabilities.  Except (i) as reflected in the consolidated financial statements of Parent and its Subsidiaries included in the Parent SEC Reports and (ii) for liabilities and obligations incurred in the ordinary course of business since September 30, 2005, none of which is individually or in the aggregate reasonably likely to be material to Parent and any of its Subsidiaries, taken as a whole, Parent and its Subsidiaries have not incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of the Parent and its Subsidiaries prepared in accordance with GAAP in a manner consistent with the consolidated financial statements of Parent and its Subsidiaries included in the Parent SEC Reports.

3.12                           Compliance with Laws.  Each of the Parent and its Subsidiaries is in compliance in all material respects with all Laws applicable to it and to the conduct and operation of its business and the ownership of its properties and assets.  None of the Parent or any of its Subsidiaries is in receipt of any written notice of any actual, alleged, possible or potential material violation of, or material noncompliance with, any Law or other governmental authorization or approval applicable to it or to the conduct or operation of its business or the ownership of its properties and assets.

3.13                           Parent Common Stock.  The shares of Parent Common Stock to be issued in connection with this Agreement have been duly authorized and, when issued at Closing, will be validly issued, fully paid and nonassessable.

ARTICLE IV

COVENANTS

4.1           Conduct of the Company and its Subsidiaries.  Except as set forth in Schedule 4.1 of the Disclosure Letter, from the date hereof to the Closing, except (i) for entering into and performing this Agreement, (ii) for performance of its obligations hereunder, (iii) as required by this Agreement, (iv) to the extent required by applicable law, statute, rule or regulation, provided that prior written notice is given to Parent or (v) as otherwise consented to by Parent in writing, such consent not to be unreasonably withheld or delayed, the Company shall, and shall cause each of its Subsidiaries to, as applicable (i) conduct its business in the ordinary course in substantially the same manner in which it is conducted as of the date hereof, to the extent consistent with such business, (ii) use its reasonable best efforts to preserve intact its present business organization and to preserve its relationships with employees, customers, suppliers, creditors, landlords and others having business dealings with it, (iii) use its reasonable best efforts to keep available the services of its current officers, employees and agents, (iv) not take or agree to take any intentional action which would reasonably be expected to prevent or materially impair or delay the ability of the Company and its Subsidiaries to consummate the Merger or any action which would result in the failure of the condition set forth in Section 5.3(a) to be satisfied and (v) periodically report and confer with Parent concerning the status of the Company’s and its Subsidiaries’ businesses.

4.2           Satisfaction of Closing Conditions.

(a)           Subject to the terms and conditions of this Agreement, each of Parent, MergerCo and the Company shall use its reasonable best efforts to cause the Closing to occur, including, without limitation, (i) taking such actions as are contemplated by Section 4.2(b) and (ii) defending against any suits, actions or proceedings, judicial or administrative, challenging the validity or legality of this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any temporary restraining order, preliminary injunction or other legal restraint or prohibition entered or imposed by any court or other Governmental Entity and that is not yet final and non-appealable to be vacated or reversed; provided that none of Parent, MergerCo, the Company nor any of their Affiliates shall be required to make any material monetary expenditure, commence or be a plaintiff in any litigation or other proceeding or offer or grant any material accommodation (financial or otherwise) to any Person.

(b)           Each of the Company, Parent and MergerCo shall file as promptly as practicable with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), in each case pursuant to the HSR Act:  (i) the notification and report form, if any, required for the transactions contemplated hereby, which form shall be filed not later than ten Business Days following the execution and delivery of this Agreement, and (ii) any supplemental information requested in connection therewith, which information shall be filed promptly following the request therefor during the initial waiting period.  Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act.

(c)           The Company, on the one hand, and Parent and MergerCo, on the other hand, shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of the notices referred to in Section 1.10(a) and any filing that is necessary under the HSR Act or any other law.  The Company, on the one hand, and Parent and MergerCo, on the other hand, shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and any other Governmental Entity and shall comply promptly with any such inquiry or request.  Subject to Section 4.2(a), each of the Company, Parent and MergerCo shall use reasonable best efforts to obtain any clearance required under the HSR Act or any other consent, approval or authorization of any Governmental Entity necessary for the Merger.  For purposes of this Section 4.2(c), the reasonable best efforts” of Parent shall include Parent’s agreement to hold separate and divest any business or assets of the Surviving Corporation and its Subsidiaries or of Parent or any of its Subsidiaries.

(d)           The Company shall use its commercially reasonable best efforts to obtain the consents, if requested by the Parent, under the agreements set forth in Schedule 4.2(d) of the Disclosure Letter provided that neither the Company nor its Subsidiaries shall be required to make any payment to any third party or agree to any concessions in connection therewith.  Such consents, if sought, shall be sought in a form reasonably acceptable to Parent.

4.3           Access and Information.  Prior to the Closing, and subject to the restrictions set forth in the Mutual Non-Disclosure Agreement dated April 27, 2005, between Parent and the Company (the “Confidentiality Agreement”), the Company and each of its Subsidiaries shall, and shall cause their directors, officers, and employees to, permit Parent and its representatives, including its directors, officers, employees, agents, and legal counsel, accountants and advisors, after the date of execution of this Agreement to have reasonable access at reasonable times to the personnel, properties, customers, books and records, and other documents and data of the Company and its Subsidiaries, other than any personnel information protected by applicable privacy laws, and shall furnish promptly such information and documents and financial and operating data relating to the Company and its Subsidiaries as Parent or its representatives may reasonably request.  All information provided or obtained pursuant to the foregoing shall be held by Parent in accordance with and subject to the terms of the Confidentiality Agreement.

4.4           Contact with Customers, Suppliers, etc.  From the date of execution of this Agreement, Parent and MergerCo (and all of the agents and Affiliates thereof and any employees, directors and officers thereof) may contact and communicate with the employees, customers or suppliers of the Company and its Subsidiaries in connection with the transactions contemplated hereby only with the prior written consent of the Company, which consent may not be unreasonably withheld but may be conditioned upon an officer of the Company being present at any such meeting or conference.  The officers of the Company shall make themselves reasonably available if consent is conditioned upon an officer of the Company being present.

4.5           Publicity.  Except as required by applicable law, Parent and MergerCo shall not, directly or indirectly, make or cause to be made any public announcement or issue any notice in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed), and the Company shall not, directly or indirectly, make or cause to be made any such public announcement or issue any notice without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).  The Company and Parent shall consult with each other prior to issuing, or, in the case of Parent, permitting MergerCo to issue, any press releases or otherwise making public statements with respect to the transactions contemplated hereby and prior to making any filings with any Governmental Entity or with any national securities exchange with respect thereto.  Notwithstanding anything to the contrary contained in this Section 4.5, either party may respond to questions from customers, suppliers, employees or stockholders or inquiries from financial analysts and media representatives which response is consistent and no more expansive than then-existing public disclosures.

4.6           Employee Matters.

(a)           Following the Effective Date, Parent shall arrange for Company employees to, at Parent’s election, (i) continue in the Company’s employee benefit plans or (ii) participate in Parent’s employee benefit plans, which as of the Closing Date will have terms in the aggregate equal to or more favorable to the employees than the terms currently offered under the applicable Company employee benefit plan. Parent evaluates the terms and conditions of its employee benefit plans at least annually and each Company employee covered by either Parent’s or Company’s employee benefit plans shall be entitled to participate in the plans offered by Parent thereafter pursuant to their respective terms.  Parent shall cause each employee benefit plan (including, but not limited to, each severance plan or arrangement, but excluding Company Options, Stock Plans and all related equity ownership matters) maintained or contributed to by Parent or any of its Subsidiaries and in which a Company employee participates or will participate to recognize all service of such employee with the Company or any of its Subsidiaries for purposes of eligibility and vesting, benefit accrual and determination of the level of benefits and, if applicable, to waive any exclusions for preexisting conditions.

(b)           At the Closing, Parent shall issue the awards set forth in this Section 4.6(b) to the officers and employees of the Company identified on Schedule 4.6(b) of the Disclosure Letter.  The awards will be allocated as set forth on Schedule 4.6(b) of the Disclosure Letter and will be comprised of the following, in the aggregate:

(i)            the right to receive $1,000,000 in cash, to be paid by Parent six (6) months following the Closing;

(ii)           295,000 restricted stock units of Parent Common Stock, to vest one third (1/3) per year over a three (3) year period; and

(iii)          657,000 options to acquire Parent Common Stock granted under the Stock Plans, to vest 25% after twelve (12) months, and then 6.25% each quarter thereafter.

4.7           Transfer Taxes.  Parent shall be liable for all sales, use, transfer, stamp, duties, gains, recording and other similar Taxes arising from the transactions contemplated by this Agreement.  Parent shall file all Tax Returns relating to such Taxes.

4.8           Indemnification of Directors and Officers.

(a)           From and after the Closing Date, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, to the fullest extent permitted under applicable law and their respective Organizational Documents as in effect on the date hereof, to maintain their existing indemnification provisions with respect to, and indemnify and hold harmless, each present and former director and officer of the Company and its Subsidiaries (collectively, the “D&O Indemnified Parties”) against any and all costs or expenses (including reasonable travel expenses and reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in defense or settlement or otherwise in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any facts or events existing or occurring at or prior to the Closing Date for a period of six years after the Closing Date; provided that if any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.  Parent shall, or shall cause the Surviving Corporation to, advance expenses to an Indemnified Party, as incurred, to the fullest extent permitted under applicable law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is determined by a court of competent jurisdiction in a final non –appealable order or decree that such Indemnified Party is not entitled to indemnification.  In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Closing Date), (i) the D&O Indemnified Parties shall promptly notify Parent and the Surviving Corporation thereof, (ii) any counsel retained by the D&O Indemnified Parties for any period after the Closing Date shall be subject to the consent of Parent and the Surviving Corporation (which consent shall not be unreasonably withheld), (iii) none of Parent and the Surviving Corporation shall be obligated to pay for more than one firm of counsel for all D&O Indemnified Parties, except to the extent that (x) an Indemnified Party has been advised by counsel that there are conflicting interests between it and any other Indemnified Party or (y) local counsel, in addition to such other counsel, is required to effectively defend against such action or proceedings, and (iv) none of Parent and the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).  None of Parent and the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if it shall be determined by a court of competent jurisdiction in a final non-appealable order or decree that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

(b)           Prior to the Effective Time, Parent shall cause to be purchased, or at its election allow the Company and its Subsidiaries to purchase, a “tail” or extended reporting period endorsement directors’ and officers’ liability insurance policy in form and substance reasonably satisfactory to the Company (covering a period of six (6) years after the Effective Time and of at least the same coverage and amounts and containing terms and conditions which are, in the aggregate, no less advantageous to the insured than the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance policy), with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time for those persons who are currently covered by such policy; provided, however, that the aggregate premium for insurance under this Section 4.8 shall not be in excess of $85,000 net of any refund or credit for the remaining term of the existing policy and if such premium for such insurance exceeds that amount, then Parent shall cause to be purchased insurance policies that provide the maximum coverage available at that amount.

4.9           Notification.  Between the date of this Agreement and the Closing Date, the Company shall notify Parent in writing as promptly as practicable of (a) the occurrence, or nonoccurrence, of any event which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (b) any failure by the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.8 shall not limit or otherwise affect the remedies available hereunder to Parent.

4.10         Negative Covenants.

(a)           Except (i) for entering into and performing this Agreement, (ii) for performance of its obligations hereunder, (iii) as required by this Agreement, (iv) to the extent required by applicable law, statute, rule or regulation, provided that prior written notice is given to Parent or (v) as otherwise consented to by Parent in writing, between the date of this Agreement and the Closing Date, the Company will not, take any action that would result in the following:

(i)            a dividend to the holders of the Company’s capital stock, or issuance of additional shares of the Company’s capital stock except as may be required by the Company under the terms of options granted pursuant to the Stock Plans;

(ii)           a change in the Company’s authorized or issued capital stock; the grant of any stock option or right to purchase shares of capital stock of the Company; issuance of any security convertible into such capital stock; the grant of any registration rights; purchase, redemption, retirement, or other acquisition by the Company of any shares of any such capital stock; or the declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

(iii)          the creation, assumption or incurrence of any Debt other than (x) Approved Debt or (y) Debt of less than $2 million in the aggregate as long as the terms thereof are reviewed with Parent prior to the incurrence of such Debt;

(iv)          an amendment to the Company’s Organizational Documents;

(v)           the authorization or incurrence of any capital expenditure or expenditures other than capital expenditures not to exceed an aggregate of $100,000 per month (except capital expenditures and items capitalized in conjunction with Staff Accounting Bulletin 101);

(vi)          a payment or increase of any bonuses, salaries, or other compensation to any stockholder, director, officer or employee of the Company or any of its Subsidiaries (except in the ordinary course of business or as required by the Contracts identified on Schedules 2.10(a) and/or 2.18(a) of the Disclosure Letter);

(vii)         the increase in the payments to or benefits under any Company Benefit Plan with respect any participant in such plan (except in the ordinary course of business or as required by the Contracts identified on Schedules 2.10(a) and/or 2.18(a) of the Disclosure Letter);

(viii)        the entry into, termination of, or receipt of notice of termination of any material Contract or Permit (except in the ordinary course of business);

(ix)           the transfer or license to any Person or entity of any rights to the Company’s and its Subsidiaries’ Owned Intellectual Property (except for non-exclusive licenses incidental to products and services sold by the Company in the day-to-day operation of its business);

(x)            the sale (other than sales in the ordinary course of business), lease or other disposition of any asset or property of the Company or any of its Subsidiaries or mortgage, pledge or imposition of any lien or other encumbrance on any asset or property of the Company or any of its Subsidiaries;

(xi)           the cancellation or waiver of any claims or rights (except in the ordinary course of business);

(xii)          a change in the accounting methods used by the Company, except as required by GAAP;

(xiii)         a change in the billing and collection practices and procedures of the Company or any of its Subsidiaries;

(xiv)        an action to accelerate, amend or change the period of vesting or exercisability of stock options or other rights granted pursuant to the Stock Plans or any Company Benefit Plan, except accelerated vesting pursuant to agreements listed on Schedule 2.10(a) of the Disclosure Letter;

(xv)         a payment, discharge, satisfaction, settlement or compromise of any case, claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business of the Company and its Subsidiaries, other than the payment, discharge or satisfaction of liabilities (x) specifically reflected or reserved against in the Financial Statements or (y) pursuant to the Investor Subordinated Loan Agreement or any Excess Debt;

(xvi)        a revaluation of any of the Company’s or its Subsidiaries’ assets, except as required by GAAP;

(xvii)       the execution of an agreement with any third party that limits in any manner the territory or scope of activities in which the Company or any of its Subsidiaries may engage; or

(xviii)      the execution of or entry into an agreement (whether written or oral)  by the Company to do any of the foregoing.

(b)           Neither the Company nor any of its Subsidiaries shall amend or establish any new Company Benefit Plan or Company Employment Agreement other than (i) as may be required by law, (ii) to satisfy such plans and arrangements existing on the date hereof and set forth on the Disclosure Letter, (iii) to renew any such insurance or service contracts relating to any Company Benefit Plans if such renewal comes due in the ordinary course, or (iv) as otherwise contemplated in this Agreement.

4.11         Director Resignations.  The Company shall cause to be delivered to Parent resignations of all the directors of the Company and each of its Subsidiaries to be effective upon the Effective Time.

4.12         Indebtedness of Related Persons.  Except as expressly provided in this Agreement, the Company will cause all indebtedness owed (i) to any person who is employed by, or serves on the Board of Directors of the Company or any of its Subsidiaries (each, a “Related Person”), or (ii) to the Company or its Subsidiaries by any Related Person as set forth on Schedule 2.21 of the Disclosure Letter to be paid in full prior to or simultaneously with the Closing.

4.13         Form S-4.

(a)           As soon as practicable after the date hereof, Parent and MergerCo, with the cooperation of the Company, shall prepare and file a Registration Statement on Form S-4 (the “Form S-4”) with the SEC under the Securities Act with respect to the Parent Common Stock issuable in the Merger, and shall use their reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Form S-4 to be cleared by the SEC as promptly as practicable.  Parent, MergerCo and the Company shall cooperate with each other in the preparation of the Form S-4 and shall notify each other of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Form S-4 for additional information and shall supply each other reasonably promptly with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Form S-4.  The parties shall give each other an opportunity to review the Form S-4 prior to its being filed with the SEC and shall give each other and their respective counsels the opportunity to review all amendments and supplements to the Form S-4 and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.  Each of MergerCo and Parent agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC.

(b)           In connection with the preparation and filing of the Form S-4, the Company shall provide such financial statements as may be required to be filed in the Form S-4.

(c)           In addition to the foregoing, if reasonably required by the Representative, Parent shall prepare and file prior to Closing a Shelf Registration Statement on Form S-3 to register for resale the Parent Common Stock to be issued in the Merger and shall use its reasonable best efforts to cause the Form S-3 to be cleared by the SEC and declared effective at the Closing or promptly thereafter.

4.14         Parent Conduct of Business.  During the period from the date hereof until the Closing, Parent shall, and shall cause each of its Subsidiaries to, as applicable (unless the Company shall otherwise approve in writing and except as required or provided in this Agreement or in the Parent SEC Reports or to the extent required by applicable Law) not take or agree to take any intentional action which would reasonably be expected to prevent or materially impair or delay the ability of Parent or MergerCo to consummate the Merger or any action which would result in the failure of the condition set forth in Section 5.3(a) to be satisfied.

4.15         Market Listing.  Parent shall use best efforts to cause the Parent Common Stock issuable in the Merger to be approved for quotation on the Nasdaq National Market prior to the Effective Time, subject to official notice of issuance.

4.16         Tax Liabilities.  Parent and the Surviving Corporation will make reasonable attempts to settle the Tax Liabilities as promptly as reasonably practicable following the Closing.  If the Tax Liabilities are settled or resolved in the aggregate in all material respects on or prior to the fifteen (15)-month anniversary of the Closing Date, Parent or the Surviving Corporation shall pay to the Paying Agent for distribution to the holders of Common Stock and Vested Company Options in the proportion that the Closing Stock Consideration was distributed at Closing 50% of (i) the excess of the Tax Liability Reserve relating to the Tax Liabilities that have been settled or resolved over (ii) the aggregate amount paid (including costs, fees, expenses and penalties) to settle or resolve the Tax Liabilities that have been settled and resolved.  At the end of each fiscal quarter following the Closing Date, Parent shall provide an update to the Representative regarding the settlement status of the Tax Liabilities.  Each holder of Common Stock and Vested Company Options shall have a one-time right (exercisable between November 15, 2006 and December 15, 2006) to sell, assign, convey, or transfer their right to receive any amounts to be paid by Parent or the Surviving Corporation, and distributed by the Paying Agent, pursuant to this Section 4.16, such one-time right to be exercised by delivery of written notice to Parent.

4.17         Parent Representative.  Promptly following execution and delivery of this Agreement, Parent shall appoint a representative (“Parent Representative”).  The Parent Representative shall be available to promptly discuss with the Company and its officers and employees any matter requiring the prior written consent of Parent pursuant to Section 4.10.  The Parent Representative shall have the authority to provide any such written consent on behalf of Parent.

4.18         Affiliates.  Within twenty (20) days after the date of this Agreement, the Company shall deliver to Parent a letter identifying all persons who are to the Knowledge of the Company “affiliates” of the Company for purposes of Rule 145 under the Securities Act.  The Company shall use reasonable efforts to cause each such person to deliver to the Parent at least five (5) business days prior to the Effective Time, a written agreement covering Rule 145 matters in customary form and reasonably acceptable to Parent and the Company from each such person.

ARTICLE V

CONDITIONS TO CLOSING

5.1           Conditions to the Obligations of the Company, Parent and MergerCo.  The obligations of the Company, Parent and MergerCo to effect the Merger shall be subject to the fulfillment or waiver by Parent, MergerCo and the Company, on or prior to the Closing Date, of each of the following conditions:

(a)           All regulatory approvals listed on Schedule 5.1(a) of the Disclosure Letter shall have been obtained and all actions by or in respect of or filings with any Governmental Entity identified in such Schedule 5.1(a) required to permit consummation of the Merger (other than the filing of the Certificate of Merger) have been made and, in each case, shall remain in full force and effect and all statutory waiting periods in respect thereof shall have been terminated or expired.

(b)           There shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction restraining or prohibiting or making illegal the consummation of the transactions contemplated by this Agreement.  There shall not be overtly threatened, instituted or pending any action, proceeding, application or counterclaim by any Governmental Entity before any court or governmental regulatory or administrative agency, authority or tribunal which challenges or seeks to challenge, restrain or prohibit the consummation of the transactions contemplated by this Agreement.

(c)           Each of the following documents shall have been delivered:

(i)          the Certificate of Merger duly executed by an authorized officer of the Company and MergerCo; and

(ii)         the Escrow Agreement, duly executed by an authorized officer of the Company, Parent and MergerCo.

(d)           The Form S-4 shall have become effective and no stop order suspending the effectiveness of the Form S-4 shall then be in effect, and no proceeding for that purpose shall then be threatened by the SEC or shall have been initiated by the SEC and not concluded or withdrawn and all state securities or “blue sky” permits or approvals required to consummate the Merger shall have been received.

5.2           Conditions to the Obligation of Parent and MergerCo.  The obligation of Parent and MergerCo to effect the Merger shall be subject to the satisfaction or waiver by Parent on or prior to the Closing Date of each of the following conditions:

(a)           The representations and warranties in Article II shall be true and correct in all respects, if qualified by materiality or Material Adverse Effect, and shall be true and correct in all material respects, if not qualified by materiality or Material Adverse Effect, when made and at and as of the Closing with the same effect as though made at and as of the Closing, except that (i) those representations and warranties that are made as of a specific date shall be true and correct in all respects, to the extent qualified by materiality or Material Adverse Effect, and in all material respects, to the extent not so qualified, only as of such date and (ii) with respect to the representations and warranties set forth in Sections 2.8, 2.14(c), 2.23 and the last sentence of Section 2.11(b) made at the Closing, such representations and warranties shall be true and correct at and as of the Closing except to the extent the failure to be true and correct would not have a Material Adverse Effect.  The Company shall have duly performed and complied in all material respects with all agreements contained herein required to be performed or complied with by it at or before the Closing.

(b)           Holders of no more than 5% of the Company’s capital stock shall have demanded and perfected appraisal or dissenters rights pursuant to Section 262 of the DGCL.

(c)           Concurrently with the Closing, all indebtedness under the Credit Agreement and the Subordinated Loan Agreements shall have been terminated and all obligations with respect thereto satisfied.  Parent shall have received reasonably satisfactory evidence of such satisfaction and release.

(d)           The agreement identified on Schedule 5.2(d) of the Disclosure Letter shall be terminated and of no further force and effect.

(e)           The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by the Company’s President or a Vice President, as to the fulfillment of the conditions set forth in Section 5.2(a) and (c).

5.3           Conditions to the Obligation of the Company.  The obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver by the Company on or prior to the Closing Date of each of the following conditions:

(a)           The representations and warranties of Parent and MergerCo contained in Article III shall be true and correct in all material respects when made and as of the Closing Date, with the same effect as though made at, and as of the Closing, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects only as of such date.  Parent and MergerCo shall have duly performed and complied in all material respects with all other agreements contained herein required to be performed or complied with by it at or before the Closing.

(b)           Parent shall have provided to the Company or the Paying Agent, as the case may be, the Cash Merger Consideration and the Stock Merger Consideration as contemplated by Sections 1.3(c) and 1.3(d).

(c)           Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by a senior executive officer of Parent, as to the fulfillment of the conditions set forth in Section 5.3(a).

ARTICLE VI

INDEMNIFICATION

6.1           Survival of Representations, Warranties and Covenants.  Each of the parties hereto hereby agrees that the representations, warranties, covenants and agreements made in this

Agreement or in any document or instrument delivered pursuant hereto shall survive the Closing Date and continue in effect until the fifteen (15)-month anniversary of the Closing Date.

6.2           Indemnification.  Parent, MergerCo and the Surviving Corporation (the “Parent Indemnified Parties”) shall be entitled to indemnification from the Escrow Account from and against all Losses incurred or suffered by the Parent Indemnified Parties arising out of, relating to, or resulting from (i) any inaccuracy or breach of any representation or warranty made by the Company in this Agreement or any Company Closing Document, provided that to the extent that any such representation and warranty is qualified by materiality or by whether there is or could result in a Material Adverse Effect, such qualification shall be ignored for purposes of indemnification under this Section 6.2, (ii) the breach of, or the failure to perform, any covenant or agreement of the Company made in this Agreement or any Company Closing Document, and (iii) any Tax Liability to the extent that such Tax Liability exceeds the Tax Liability Reserve.  Notwithstanding the foregoing, the Parent Indemnified Parties shall not have any rights to indemnity for any Losses pursuant to this Section 6.2 until the aggregate of all Losses eligible for indemnification pursuant to this Section 6.2 equals or exceeds $500,000 (the “Deductible”), at which time the Parent Indemnified Parties shall be entitled to indemnification for all Losses, subject to a maximum amount equal to the Escrow Shares.  The Deductible shall not apply to claims for indemnity brought pursuant to Section 6.2(iii).  Following the Closing Date, absent fraud or willful misconduct, the right to indemnification of the Parent Indemnified Parties pursuant to this Article VI from the Escrow Account shall be the sole and exclusive remedy of the Parent Indemnified Parties for any and all claims for (i) Losses with respect to the Company, this Agreement, the Merger and all representations, warranties, covenants and agreements contained herein and (ii) the Tax Liabilities, and the Parent Indemnified Parties unconditionally and irrevocably waive any other remedy which they, or any other Person entitled to indemnification hereunder, may have at law or in equity with respect thereto, and release the stockholders, directors, employees and officers of the Company and its affiliates, from and against any liabilities or claims of any nature whatsoever with respect to all such matters and with respect to all other matters relating to periods prior to the Closing Date, and the Parent Indemnified Parties shall not seek indemnification or contribution from any of the foregoing with respect thereto.  The amount of any indemnifiable Losses under this Article VI shall be calculated after giving effect to any tax benefit (through an actual reduction of Taxes or refund of Taxes paid) resulting from the applicable indemnification claim.

6.3           Third Party Claims.

(a)           In the event that any Parent Indemnified Party desires to make a claim against the Escrow Account or the Representative desires to make a claim against Parent, in each case in connection with any third party litigation, arbitration, action suit, proceeding, claim, investigation or demand at any time instituted against or made upon it for which it may seek indemnification hereunder (a “Third Party Claim”), the Indemnified Party shall promptly notify the Indemnification Control Person of such Third Party Claim and the Indemnified Party’s claim for indemnification with respect thereto after obtaining notice of such Third Party Claim; provided, that failure to promptly give such notice will not relieve the Indemnifying Party of its indemnification obligations under this Article VI, except (and then only to the extent that) the Indemnifying Party has actually been prejudiced thereby.

(b)           The Indemnification Control Person will have the right to assume the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party by written notice to the Indemnified Party within twenty (20) days after the Indemnification Control Person has received notice of the Third Party Claim; provided, however, that the Indemnified Party shall not be required to permit such an assumption of the defense of any Third Party Claim that, if not first paid, discharged or otherwise complied with, would result in a material interruption or disruption of the business of the Indemnified Party, or any material part thereof.

(c)           If the Indemnification Control Person assumes the defense of a Third Party Claim, the Indemnification Control Person shall take all steps necessary in the defense or settlement of such Third Party Claim, except where, and only to the extent that, the Indemnification Control Person has been prejudiced by the actions or omissions of the Indemnified Party. The Indemnification Control Person shall not, in the defense of such claim, consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs) or enter into any settlement without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, unless (i) there is no finding or admission of any violation of any applicable Law and (ii) the sole relief provided is monetary damages.

(d)           If the Indemnification Control Person assumes the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in the defense of the claim, but solely by observation and comment to the Indemnification Control Person, and any counsel selected by the Indemnified Party shall not appear on its behalf in any proceeding arising hereunder. The Indemnified Party shall bear the fees and expenses of any additional counsel retained by it to participate in its defense.

(e)           If the Indemnification Control Person does not assume the defense of a Third Party Claim or any litigation resulting therefrom after receipt of notice of such Third Party Claim from the Indemnified Party under (a) or (b) above, the Indemnified Party may defend against such claim in such manner as it reasonably deems appropriate. The Indemnified Party may not settle such claim without the written consent of the Indemnification Control Person, which consent shall not be unreasonably withheld, delayed, or conditioned.

(f)            The Parent Indemnified Parties shall cooperate in good faith with the Indemnification Control Person and its representatives (including, without limitation, its counsel) in the investigation, negotiation, settlement, trial and/or defense of any Third Party Claim (and any appeal arising therefrom). The parties shall cooperate with each other in any notifications to and information requests of any insurers. No individual representative of any Indemnifying Party, or any Indemnifying Party’s Affiliates, shall be personally liable for any Loss or Losses under this Agreement, except as specifically agreed to by said individual representative.

6.4           Escrow Account.  On the fifteen (15)-month anniversary of the Closing Date, all shares of Parent Common Stock remaining in the Escrow Account shall be paid to the Paying Agent for distribution to the holders of Common Stock and Vested Company Options in the proportion that the Closing Stock Consideration was distributed at Closing, provided, however, that if on the fifteen (15)-month anniversary of the Closing Date, there is outstanding any unresolved claim or claims under one or more claim notices with respect to the indemnification provided in Section 6.2, then all shares of Parent Common Stock remaining in the Escrow Account shall be paid to the Paying Agent as described above, except that there will be maintained in the Escrow Account, that amount which the Representative and Parent reasonably estimate is sufficient to cover such claim notices (the value of the Parent Common Stock for purposes of maintaining such amount in the Escrow Account shall be deemed to be Parent Common Stock Closing Price).  In the event of a disagreement between the parties regarding the amount of funds to be maintained in the Escrow Account, Parent and the Representative will each in good faith attempt to resolve the disagreement.  If the Representative and Parent are unable to resolve their disagreement, each agrees that such dispute shall be submitted to arbitration before the American Arbitration Association under such association’s rules.  The ruling of such arbitration shall be final and binding upon the parties hereto.  Any shares of Parent Common Stock remaining in the Escrow Account after the resolution of all outstanding claims will be paid to the Paying Agent for distribution to the holders of Common Stock and Vested Company Options in the proportion that the Closing Stock Consideration was distributed at Closing.

ARTICLE VII

TERMINATION

7.1           Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)           By the written agreement of Parent and the Company;

(b)           By either the Company, on the one hand, or Parent (on behalf of itself and MergerCo), on the other hand, by written notice to the other party after 5:00 p.m. New York City time on June 30, 2006, if the Merger shall not have been effected pursuant hereto, unless such date is extended by the mutual written consent of the Company and Parent, provided that such termination right shall not be available to the party whose failure to fulfill or cause to be fulfilled any obligation under this Agreement has been the primary cause of, or resulted in, the failure of the Merger to occur prior to such date; or

(c)           By either Parent (on behalf of itself and MergerCo), on the one hand, or the Company, on the other hand, by written notice to the other party (which, in the case of the Parent, shall include MergerCo) if:

(i)            the other party has (and the terminating party shall not have) failed to perform and comply with, in all material respects, all agreements, covenants and conditions hereby required to have been performed or complied with by such party prior to the time of such termination, and such failure shall not have been cured within 30 days following written notice of such failure (unless within ten (10) days after such written notice, the other party provides reasonable assurance to the terminating party that such breach or non-compliance will be cured in all material respects on or before the Effective Time); or

(ii)           any event shall occur after the date hereof that shall have made it impossible to satisfy a condition precedent to the terminating party’s obligations to perform its obligations hereunder, unless the occurrence of such event shall be due to the failure of the terminating party to perform or comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such party prior to the Closing.

7.2           Effect of Termination.  In the event of the termination of this Agreement pursuant to the provisions of Section 7.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any party hereto, or any of its directors, officers, representatives, stockholders or Affiliates, except as provided in Sections 4.5 regarding publicity and Section 9.1 regarding expenses, the Confidentiality Agreement and this Section 7.2.  Nothing in this Section 7.2 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement.  If the transactions contemplated by this Agreement are terminated as provided herein:

(i)            each of the parties hereto shall return all documents and other materials received by such party, its Affiliates or their agents (including all copies of or materials developed from any such documents or other materials) relating to the transactions contemplated hereby, whether obtained before or after the execution hereof; and

(ii)           all confidential information received by Parent or the Company and its Affiliates shall be treated in accordance with the Confidentiality Agreement which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE VIII

DEFINITIONS AND INTERPRETATION

8.1           Definition of Certain Terms; Interpretation.  The terms defined in this Article VIII, whenever used in this Agreement (including in the Schedules of the Disclosure Letter), shall have the respective meanings indicated below for all purposes of this Agreement (each such meaning to be equally applicable to the singular and the plural forms of the respective terms so defined).  All references herein to a Section, Article, Exhibit or Schedule are to a Section, Article, Exhibit or Schedule of or to this Agreement, unless otherwise indicated and the words “hereof” and “hereunder” will be deemed to refer to this Agreement as a whole and not to any particular provision.  The words “includes” and “including” will be deemed to be followed by the words “without limitation” whenever used.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Accounts Receivable:  the meaning set forth in Section 2.17.

Affiliate:  with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person.  “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

Agreement:  this Agreement and Plan of Merger, including the Disclosure Letter, Exhibits and Schedules hereto.

Annual Financial Statements:  the meaning set forth in Section 2.4.

Approved Debt:  any Debt created, assumed or incurred by the Company or its Subsidiaries with the express written consent of Parent, which consent shall not be unreasonably withheld or delayed.

Business Day: each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

Cash Merger Consideration:  the meaning set forth in Section 1.2.

Cash Ratio:  the quotient of (x) Closing Cash Consideration and (y) the sum of the Closing Cash Consideration and the value (based on the Parent Common Stock Closing Price) of the Closing Stock Consideration and the Escrow Shares.

Certificate:  a certificate representing shares of Common Stock.

Certificate of Merger:  the meaning set forth in Section 1.3(b).

Closing:  the meaning set forth in Section 1.3(a).

Closing Cash Consideration:  an amount equal to the Cash Merger Consideration less (a) payments applied pursuant to Section 1.3(c)(i) and (c)(ii), (b) the Tax Liability Reserve and (c) any Excess Debt (to the extent that Excess Debt is not repaid with cash or cash equivalents of the Company or its Subsidiaries).

Closing Date:  the meaning set forth in Section 1.3(a).

Closing Stock Consideration: an amount equal to the Stock Merger Consideration less the Escrow Shares.

Code:  the Internal Revenue Code of 1986, as amended.

Comdisco Subordinated Loan Agreement:  Amended and Restated Subordinated Loan Agreement by and among New Edge Network, Inc., the Company and Comdisco, Inc. dated June 5, 2002.

Common Stock:  the meaning set forth in Section 2.2(a).

Company:  the meaning set forth in the preamble.

Company Benefit Plan:  the meaning set forth in Section 2.10(a).

Company Closing Documents:  the meaning set forth in Section 2.1(b).

Company Employment Agreements:  the meaning set forth in Section 2.18(a).

Company Options:  all outstanding options to purchase Common Stock under the Stock Plans.

Computer Program:  the meaning set forth in Section 2.13(d).

Company Transaction Expenses:  all fees, costs and expenses of the Company and its Subsidiaries incurred in connection with the negotiation, execution and delivery of this Agreement and consummation of the transactions contemplated hereby, including financial advisor, legal and accounting fees.

Company Warrants: all warrants covering the purchase of Common Stock.

Confidentiality Agreement:  the meaning set forth in Section 4.3(a).

Consent:  any consent, approval, authorization, ratification, order, filing, registration or qualification of or with any Person.

Contract:  any written agreement, contract, commitment, instrument, undertaking, arrangement.

Credit Agreement:  the Amended and Restated Credit Agreement, dated as of June 5, 2002, as amended, restated or supplemented from time to time, by and among Wachovia Bank, National Association, as Administrative Agent, New Edge Network, Inc., the Company, the domestic Subsidiaries of the Company, and the other credit parties signatory thereto.

D&O Indemnified Parties:  the meaning set forth in Section 4.8(a).

Debt:  (a) obligations created, issued or incurred for borrowed money (whether by loan, the issuance and sale of debt securities or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such Person), (b) indebtedness of others secured by a Lien on the property of the Company or any of its Subsidiaries, whether or not the respective indebtedness so secured has been assumed by the Company or any of its Subsidiaries, (c) obligations (contingent or otherwise) in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions, (d) obligations under repurchase agreements, sale/buy-back agreements or like arrangements, and (e) indebtedness of others guaranteed by the Company or any of its Subsidiaries.

Deductible: the meaning set forth in Section 6.2.

Delaware Secretary of State:  the meaning set forth in Section 1.3(b).

DGCL:  the meaning set forth in Section 1.1.

DOJ:  the meaning set forth in Section 4.2(b).

Disclosure Letter:  the disclosure letter delivered to Parent and MergerCo on the date hereof.

Dissenting Shares: the meaning set forth in Section 1.9(a).

Dissenting Stockholder: the meaning set forth in Section 1.9(a).

Effective Time:  the meaning set forth in Section 1.3(b).

Employee:  the meaning set forth in Section 4.6.

Employment and Withholding Taxes:  any federal, state, provincial, local, foreign or other employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care or other similar tax, duty or other governmental charge or assessment or deficiencies thereof and all Taxes required to be withheld by or on behalf of each of the Company and each of its Subsidiaries in connection with amounts paid or owing to any employee, independent contractor, creditor or other party, in each case, on or in respect of the business or assets thereof.

Environmental Law:  any federal, state, or local law, statute, rule, regulation or order relating to (i) the manufacture, process, transport, distribution, use, treatment, storage, disposal, emission, discharge, handling, release or threatened release of Hazardous Substances, or (ii) the protection of human health or the environment (including, without limitation, natural resources, ambient air, and surface or subsurface land or waters).

ERISA:  the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate:  any trade or business (whether or not incorporated) which, together with the Company or its Subsidiaries (or their successors), is or would have been at any date of determination treated as a single employer under Section 414 of the Code.

Escrow Account:  the account established by the Escrow Agent pursuant to the Escrow Agreement for deposit of the Escrow Shares.

Escrow Agent:  the bank or other financial institution reasonably satisfactory to Parent and the Company designated as the escrow agent under the Escrow Agreement.

Escrow Agreement: an escrow agreement in form and substance reasonably satisfactory to Parent, the Escrow Agent and the Company which shall be prepared, negotiated and finalized as promptly as practicable and prior to the Closing Date.

Escrow Ratio:  the quotient of (x) the value (based on the Parent Common Stock Closing Price) of the Escrow Shares and (y) the sum of the Closing Cash Consideration and the value (based on the Parent Common Stock Closing Price) of the Closing Stock Consideration and the Escrow Shares.

Escrow Shares:  869,565 shares of Parent Common Stock (the number of shares of Parent Common Stock with a value equal to $10,000,000 based on the Parent Common Stock Closing Price).

Excess Debt:  any Debt of the Company or any of its Subsidiaries in excess of Debt outstanding on the date hereof under the Credit Agreement and the Subordinated Loan Agreements.

Exchange Act:  Securities Exchange Act of 1934, as amended.

Exercise Price:  the amount required to be paid by the holder of any Company Option to exercise such option.

Financial Statements:  the meaning set forth in Section 2.4.

Form S-4:  the meaning set forth in Section 4.13.

FTC:  the meaning set forth in Section 4.2(b).

Fully-Diluted Number:  the number of shares of Common Stock outstanding at the Closing, plus the number of Vested Company Options.

GAAP:  the meaning set forth in Section 2.4.

Governmental Entity:  any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign.

Hazardous Substance:  any material or substance that is: (i) listed, classified or regulated as “hazardous” pursuant to any applicable Environmental Law, or (ii) any toxic material, contaminant, waste, chemical, pollutant, petroleum product or by-product, asbestos or polychlorinated biphenyls.

HSR Act:  the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

Indemnification Control Person:  (i) in the event of a claim by the Representative, Parent, and (ii) in the event of a claim by a Parent Indemnified Party, the Representative.

Indemnified Party:  any Person entitled to seek indemnification pursuant to Article VI.

Indemnifying Party:  any Person obligated to provide indemnification pursuant to Article VI.

Intellectual Property:  the meaning set forth in Section 2.13(a).

Investor Subordinated Loan Agreement:  Subordinated Loan Agreement dated as of November 10, 2005 by and among the Company, New Edge Network, Inc. and certain lenders to the Subsidiary, including the Subordinated Promissory Notes issued thereunder and all other exhibits and schedules thereto.

IRS:  the Internal Revenue Service.

Knowledge of the Company:  (i) Any of Daniel G. Moffat, Lewis Barr, Jonathan W. Mapes, John Hesse, Catherine Grace, Penny H. Bewick and James L. Wilson is actually aware of a particular fact or other matter, or could be reasonably expected to discover or otherwise become aware of such fact or other matter after reasonable inquiry or (ii) any of Jeffery S. Waddell, Greg Griffiths, Stacey Waddell, or Brian Yaw is actually aware of a particular fact or other matter.

Law:  the meaning set forth in Section 2.9(a).

Leased Real Property:  the meaning set forth in Section 2.12(a).

Leases:  the meaning set forth in Section 2.12(c).

Letter of Transmittal: the meaning set forth in Section 1.10(a).

Licenses:  the meaning set forth in Section 2.13(b).

Lien:  any mortgage, pledge, deed of trust, hypothecation, claim, security interest, right of first refusal, community property interest, condition, title defect, encumbrance, burden, charge or other similar restriction, including restriction on use, lease, sublease, claim, title retention agreement, option, easement, covenant, encroachment or other adverse claim.

Losses:  each and all of the following items:  all claims, liabilities, obligations, losses, damages, judgments or causes of action, fines, penalties, costs, expenses (including, without limitation, reasonable attorneys’ consultants’ and other professional fees and disbursements of every kind, nature and description, and with respect to environmental-related Loss, includes expenses of investigation, remediation and monitoring).

Material Adverse Effect:  any event, change or effect with respect to a Person (i) that is, or could reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business or operations of such

Person and its Subsidiaries, taken as a whole, or (ii) that prevents or materially delays the performance by such Person or its Subsidiaries of its obligations under the Agreement or the consummation of the Merger, other than (in the case of both clauses (i) and (ii)) any change or effect that results or arises from or relates to (i) changes or events in (x) economic, regulatory or political conditions (including acts of war, declared or undeclared, armed hostilities and terrorism), financial, securities or other market conditions, (y) the industry in which such Person operates, or (z) laws, regulations or accounting standards, principles or interpretations (provided that any such change or event does not adversely affect in a materially disproportionate manner such Person and its Subsidiaries as compared to similarly situated businesses) or (ii) the announcement of this Agreement or the performance of obligations hereunder.

Material Contract:  the meaning set forth in Section 2.13(a).

Maximum Premium:  the meaning set forth in Section 4.8(a).

Merger:  the meaning set forth in paragraph A of the preamble.

MergerCo:  the meaning set forth in the preamble.

MergerCo Common Stock:  the common stock, par value $0.01 per share, of MergerCo.

Open Source Software: the meaning set forth in Section 2.13(c).

Option Shares:  for each holder of Vested Company Options, the number of shares equal to (i) (a) the Per Share Value for such holder’s Company Options multiplied by the number of shares of Common Stock covered by such Company Option immediately prior to the Effective Time less (b) the Exercise Price multiplied by the number of shares of Common Stock covered by such Company Option immediately prior to the Effective Time divided by (ii) the Per Share Value (rounded to the nearest one-hundred thousandth (0.00001)(with amounts of 0.000005 and above rounded up)).

Organizational Documents:  with respect to any corporation, its articles or certificate of incorporation and by-laws, as amended to date.

Owned Intellectual Property:  the meaning set forth in Section 2.13(a).

Parent:  the meaning set forth in the preamble.

Parent Common Stock:  the meaning set forth in Section 3.3.

Parent Common Stock Closing Price:  $11.50 (the average closing sale price of Parent Common Stock as reported on the Nasdaq National Market for the ten trading days ending two days prior to the date hereof).

Parent Closing Documents:  the meaning set forth in Section 3.2.

Parent Indemnified Parties:  the meaning set forth in Section 6.2.

Parent Representative:  the meaning set forth in Section 4.18.

Parent SEC Reports:  the meaning set forth in Section 3.10.

Paying Agent:  the bank or other financial institution designated by Parent and the Company prior to the Closing Date.

Per Share Cash Consideration:  an amount equal to the product, rounded to the nearest $0.01, of the Per Share Value and the Cash Ratio.

Per Share Escrow Consideration:  an amount equal to the number of shares of Parent Common Stock (rounded to the nearest one-hundred thousandth (0.00001)(with amounts of 0.000005 and above rounded up)) with a value (based on the Parent Common Stock Closing Price) equal to the product of the Per Share Value and the Escrow Ratio.

Per Share Merger Consideration:  the Per Share Cash Consideration, the Per Share Stock Consideration and the Per Share Escrow Consideration.

Per Share Stock Consideration:  an amount equal to the number of shares of Parent Common Stock (rounded to the nearest one-hundred thousandth (0.00001)(with amounts of 0.000005 and above rounded up)) with a value (based on the Parent Common Stock Closing Price) equal to the product of the Per Share Value and the Stock Ratio.

Per Share Value:  an amount equal to the quotient of (i) the sum of the Closing Cash Consideration, the aggregate Exercise Price of the Vested Company Options and the value (based on the Parent Common Stock Closing Price) of the Closing Stock Consideration and the Escrow Shares and (ii) the Fully-Diluted Number.

Permits:  the meaning set forth in Section 2.9(b).

Permitted Liens:  (i) Liens disclosed in the Financial Statements, including the notes thereto, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists; (ii) Liens for taxes, assessments and similar charges that are not yet due or that are being contested in good faith; (iii) mechanic’s, materialmen’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and are reflected in the Financial Statements; (iv) easements, rights of way, title imperfections and restrictions, zoning ordinances and other similar encumbrances affecting the real property that would not reasonably be expected to have a Material Adverse Effect; (v) statutory liens in favor of lessors arising in connection with any property leased to the Company or its Subsidiaries, provided that the Company or its respective Subsidiary is in good standing and is current on all payments under such leases; and (vi) Liens incurred in the ordinary course of business since December 31, 2004.

Person:  any natural person, firm, partnership, limited partnership, association, joint venture, corporation, company, limited liability company, trust, business trust, Governmental Entity or other entity.

Plan:  each “employee benefit plan”, as such term is defined in section 3(3) of ERISA (whether or not subject to ERISA and any trust or other funding agency created thereunder), and each vacation, disability, hospitalization, medical, life insurance, split dollar, welfare, bonus, incentive or deferred compensation, severance, termination, retention, change of control, stock option, stock appreciation, stock purchase, phantom stock or other equity-based, performance or other employee, service provider or retiree benefit or compensation plan, program, arrangement, policy or understanding.

Related Person:  the meaning set forth in Section 4.13.

Representative:  the meaning set forth in Section 1.13.

Representative Parties:  the meaning set forth in Section 1.13(d).

Requisite Consent of Stockholders:  the written consent of holders of shares of Common Stock representing a majority of the voting power of the outstanding shares of Common Stock.

Rights Agreement:  the Seventh Amended and Restated Rights Agreement dated as of January 7, 2005, by and among the Company, the executives signatory thereto and the investors signatory thereto.

Sarbanes-Oxley Act:  the meaning set forth in Section 3.10.

SEC:  the Securities and Exchange Commission.

Securities Act:  Securities Act of 1933, as amended.

September Financial Statements:  the meaning set forth in Section 2.4.

Stock Merger Consideration:  the meaning set forth in Section 1.2.

Stock Plans:  the Company 1999 Stock Option Plan, as amended, and the Company 2001 Stock Option Plan, as amended.

Stock Ratio:  the quotient of (x) value (based on the Parent Common Stock Closing Price) of the Closing Stock Consideration and (y) the sum of the Closing Cash Consideration and the value (based on the Parent Common Stock Closing Price) of the Closing Stock Consideration and the Escrow Shares.

Subordinated Loan Agreements:  the Comdisco Subordinated Loan Agreement and the Investor Subordinated Loan Agreement.

Subsidiary:  with respect to any Person (for the purposes of this definition, the “parent”), any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by the parent or by one or more of its respective Subsidiaries or by the parent and any one or more of its respective Subsidiaries.

Surviving Corporation:  the meaning set forth in Section 1.1.

Surviving Corporation Common Stock:  the meaning set forth in Section 1.4(c).

Tax Liabilities:  those sales, use and property Tax liabilities described on Schedule 8.1 of the Disclosure Letter.

Tax Liability Reserve:  $9,200,000.

Tax Return:  all returns and reports required to be supplied to a taxing authority relating to Taxes.

Taxes:  all U.S. or non-U.S. federal, national, state or local taxes, assessments, levies or other governmental charges in the nature of taxes, including all income, franchise, withholding, unemployment insurance, social security, sales, use, universal service fund, excise, real and personal property, stamp, transfer, VAT and workers’ compensation taxes, together with all interest, penalties and additions payable with respect thereto.

Third Party Claim:  the meaning set forth in Section 6.3(a).

Vested Company Option:  a Company Option that is vested as of the Closing Date and with a per share Exercise Price of $0.46 or $0.2795.

8.2           Disclosure Letter.

(a)           The parties acknowledge and agree that any exception to a representation and warranty contained in this Agreement that is disclosed in any of the Schedules in the Disclosure Letter under the caption referencing such representation and warranty shall be deemed to also be an exception to each other representation and warranty contained in this Agreement to the extent that it is reasonably apparent that such exception is applicable to such other representation and warranty, regardless of whether a specific cross-reference is made in the Disclosure Letter.

(b)           From the date hereof through the Closing Date, the Company as promptly as reasonably practicable shall modify, amend and/or supplement the Disclosure Letter with respect to facts or events arising following the date of this Agreement by delivering any such modifications, amendments and/or supplements to Parent and MergerCo in writing.  No modification, amendment and/or supplement to the Disclosure Letter following the date of this Agreement shall be taken into account in determining (i) whether or not a representation or warranty has been breached for purposes of any claims for indemnification pursuant to Article

VI or (ii) whether or not a condition to Closing set forth in Article V has been satisfied, and for purposes of the foregoing clauses (i) and (ii), only the Disclosure Letter delivered on the date hereof shall modify the Company’s representations and warranties.  Notwithstanding anything to the contrary in this Section 8.2(b), a breach of this Agreement or any representation or warranty herein shall not result from the Company’s modification, amendment and/or supplement to the Disclosure Letter to reflect changes through the Closing Date to the extent that such changes are not in violation of Section 4.10.

ARTICLE IX

GENERAL PROVISIONS

9.1           Expenses.  Except as otherwise specifically provided in this Agreement, the Company, on the one hand, and Parent and MergerCo, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’, auditors’, broker’s and similar fees, if any) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Merger is effected. All filing fees in connection with (i) the filings required by the HSR Act, and (ii) any other authorizations, consents, approvals, filings or notifications of Governmental Entities required to effect the Merger shall be borne by Parent.

9.2           Further Actions.  Subject to the terms and conditions of this Agreement, each party shall execute and deliver such certificates and other documents and take such actions as may reasonably be requested by the other party in order to effect the transactions contemplated by this Agreement.

9.3           Certain Limitations.  It is the explicit intent and understanding of each of the parties that no party nor any of its Affiliates, representatives or agents is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in Articles II and III and no party is relying on any statement, representation or warranty, oral or written, express or implied, made by another party or such other party’s Affiliates, representatives or agents, except for the representations and warranties set forth in such Articles.  The parties agree that this is an arm’s-length transaction in which the parties’ undertakings and obligations are limited to the performance of their undertakings and obligations under this Agreement.

9.4           Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered personally, (ii) mailed, certified or registered mail with postage prepaid, (iii) sent by next-day or overnight mail or delivery or (iv) sent by fax or telegram, as follows:

(a)           if to the Company,

New Edge Holding Company
3000 Columbia House Blvd
Suite 106
Vancouver, WA 98661
Fax:  (360) 697-9997
Telephone:  (360) 693-9306
Attention:  Dan Moffat, CEO

with a copy to:

New Edge Holding Company
3000 Columbia House Blvd
Suite 106
Vancouver, WA 98661
Fax:  (360) 697-9997
Telephone:  (360) 693-9806
Attention:  John Hesse, CFO

and

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Fax:  (212) 859-4000
Telephone:  (212) 859-8000
Attention:  David N. Shine, Esq.

(b)           if to Parent or MergerCo,

EarthLink, Inc.

1375 Peachtree Street

Atlanta, Georgia 30309

Fax:  (404) 892-7543
Telephone: (404) 748-6914
Attention:  Chief Financial Officer

with a copy to:

EarthLink, Inc.

1375 Peachtree Street

Atlanta, Georgia 30309

Fax:  (404) 892-7616
Telephone: (404) 815-0770
Attention:  General Counsel

with a copy to:

Hunton & Williams LLP

600 Peachtree Street, N.E.

Suite 4100

Atlanta, Georgia 30308

Fax:  (404) 888-4000
Telephone: (404) 888-4246
Attention: David M. Carter, Esq.

or, in each case, at such other address as may be specified in writing to the other parties hereto.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (i) if by personal delivery, on the day after such delivery, (ii) if by certified or registered mail, on the seventh Business Day after the mailing thereof, (iii) if by next-day or overnight mail or delivery, on the day delivered or (iv) if by fax or telegram, on the next day following the day on which such fax or telegram was sent, provided that a copy is also sent by certified or registered mail or by next-day or overnight mail or delivery.

9.5           Limited Disclosure.  Notwithstanding anything to the contrary contained in this Agreement or in any other express or implied understanding or agreement with any Person, each of Parent, MergerCo, the Company, the Surviving Corporation and the holders (or former holders) of Common Stock and their representatives may disclose the tax treatment and tax structure of the transactions contemplated by this Agreement, provided that no Person shall be permitted by virtue of this paragraph to disclose the name of, or any other identifying information with respect to, any party to this Agreement.

9.6           Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

9.7           Assignment; Successors; No Third-Party Rights.  This Agreement shall not be assignable by any party hereto without the prior written consent of all of the other parties and any attempt to assign this Agreement without such consent shall be void and of no effect.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement and the Representative any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.  Except for the rights and obligations of indemnification and insurance set forth in Section 4.6, this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and the Representative and their successors and assigns.

9.8           Legal Representation.  In any dispute or proceeding arising after the Effective Time under or in connection with this Agreement, the Confidentiality Agreement and any other ancillary agreement, The Goldman Sachs Group, Inc. and all investment funds managed directly or indirectly by it or its Affiliates shall have the right, at its election, to retain the firm of Fried, Frank, Harris, Shriver & Jacobson LLP to represent it in such matter and MergerCo and the Surviving Corporation (on behalf of themselves, their respective affiliates, directors, officers, employees and representatives and their respective successors and assigns) hereby irrevocably waive and consent to any such representation in any such matter.

9.9           Amendment; Waivers, etc.  No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.  The waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement or a failure to or delay in exercising any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder and such waiver shall apply only in the specific instance for which it is given.  The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

9.10         Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

9.11         Severability.  If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provisions in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.  Any provision of this Agreement held invalid, inoperative, or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid, inoperative, or unenforceable.

9.12         Headings.  The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

9.13         Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

9.14         Governing Law.  This Agreement will be governed by the laws of the State of Delaware, without regard to conflicts of laws principles.

9.15         Specific Performance.  Each of the parties hereto acknowledges and agrees that, in the event of any breach of this Agreement, the non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages.  It is accordingly agreed that the parties hereto (a) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

EARTHLINK, INC.

By	/s/ Charles G. Betty
Name: Charles G. Betty
Title: President and CEO

NEW EDGE MERGER CORPORATION

By	/s/ Charles G. Betty
Name: Charles G. Betty
Title: President and CEO

NEW EDGE HOLDING COMPANY

By	/s/ Dan Moffat
Name: Dan Moffat
Title: CEO and President